Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and between

TECHPRECISION CORPORATION,

as Buyer,

and

DOERFER CORPORATION,

as Seller

Dated as of November 22, 2023

TABLE OF CONTENTS

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ii

EXHIBITS

Exhibit 2.02(a)	–	Sample Statement
Exhibit 2.02(d)	–	Illustrative NWC Calculation
Exhibit 2.06	–	Accounting Principles
Exhibit 2.07	–	Post-Closing Payment Note

DISCLOSURE SCHEDULE

Section 3.01(d)(i)	–	Financial Statements
Section 3.01(e)	–	Undisclosed Liabilities
Section 3.01(f)	–	Accounts Receivable
Section 3.01(g)	–	Tax Matters
Section 3.01(h)	–	Absence of Certain Changes
Section 3.01(i)	–	Litigation and Orders
Section 3.01(j)	–	Compliance with Laws
Section 3.01(k)	–	Environmental Matters
Section 3.01(l)	–	Assets
Section 3.01(l)(iii)	–	Title
Section 3.01(l)(iii)	–	Real Property
Section 3.01(m)	–	Insurance Policies
Section 3.01(n)	–	Material Contracts
Section 3.01(o)	–	Labor and Employment
Section 3.01(p)(i)	–	Company Benefit Plans
Section 3.01(p)(v)	–	Post-Employment Benefits
Section 3.01(q)(i)	–	Intellectual Property Rights
Section 3.01(q)(ii)	–	Intellectual Property Infringement
Section 3.01(r)	–	Related Party Transactions
Section 3.01(s)	–	Suppliers
Section 3.01(s)	–	Customers

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into and effective as of November 22, 2023, by and between TechPrecision Corporation, a Delaware corporation (“Buyer”), and Doerfer Corporation, an Iowa corporation (“Seller”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in Section 8.15.

WHEREAS, Seller is the holder of 100 issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Votaw Precision Technologies, Inc., an Iowa corporation (the “Company”), which Shares represent 100% of the issued and outstanding shares of capital stock of Company; and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares, pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Purchase and Sale of the Shares

Section 1.01           Purchase and Sale of the Shares. Upon the terms set forth in this Agreement, at the Closing, Seller will sell, assign, transfer, convey and deliver to Buyer, and Buyer will purchase and acquire from Seller, all right, title and interest of Seller in and to the Shares, free and clear of all Liens.

ARTICLE II

Purchase Price; Payment

Section 2.01           Purchase Price. The aggregate purchase price for the Shares (the “Purchase Price”) shall be calculated according to the methods and procedures in this Article II and shall be an amount equal to:

(a) (1) seventy million dollars ($70,000,000.00) (the “Base Purchase Price”); (2) plus the Final Cash Amount; (3) plus the amount, if any, by which the Final Adjusted Net Working Capital Amount is greater than the Adjusted Net Working Capital Target (provided that such amount shall be capped at $2,000,000 and any excess beyond $2,000,000 shall be disregarded) or minus the amount, if any, by which the Final Adjusted Net Working Capital Amount is less than the Adjusted Net Working Capital Target (provided that such amount shall be capped at $2,000,000 and any deficit exceeding $2,000,000 shall be disregarded); (4) minus the Final Indebtedness Amount; and (5) minus the Final Company Transaction Expense Amount; minus

(b)             two hundred thousand dollars ($200,000) if the Closing has occurred on or before December 31, 2023; plus

(c)             fifteen million dollars ($15,000,000) to be paid in six payments of $2,500,000 each as provided in Section 2.07 below (adjusted as provided herein, the “Post-Closing Payments”); plus

(d)             the Earnout Amount, if any, determined as provided in Section 2.08 below.

Section 2.02           Estimated Closing Statement and Related Documents.

(a)             Estimated Closing Statement. At least three (3) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer a written statement (the “Estimated Closing Statement”) that sets forth a good faith estimate of the balance sheet of Company, as of the Closing (the “Estimated Closing Balance Sheet”), together with Seller’s good-faith estimate of each of the following: (i) the amount of Cash as of the Closing based on the Estimated Closing Balance Sheet (the “Estimated Cash Amount”); (ii) the aggregate amount of all Indebtedness that is outstanding and unpaid as of the Closing (the “Estimated Indebtedness Amount”), together with a breakdown of the aggregate amount of Paid-Off Indebtedness (the “Estimated Paid-Off Indebtedness Amount”) and the aggregate amount of Retained Indebtedness (the “Estimated Retained Indebtedness Amount”); and (iii) the aggregate amount of all Company Transaction Expenses outstanding and unpaid as of the Closing (the “Estimated Company Transaction Expense Amount”) (with each of the Estimated Cash Amount, Estimated Indebtedness Amount and Estimated Company Transaction Expense Amount estimated as of the Closing); and on the basis of the foregoing, the amount and calculation of the “Estimated Seller Proceeds,” which shall be equal to the result of (A) the Base Purchase Price, (B) plus the Estimated Cash Amount, (C) minus the Estimated Indebtedness Amount, and (D) minus the Estimated Company Transaction Expense Amount. An illustrative example of the Estimated Closing Statement and calculation of the Estimated Cash Amount, Estimated Indebtedness Amount and Estimated Company Transaction Expense Amount is set forth as Exhibit 2.02(a) (the “Sample Statement”). The amounts reflected in the Estimated Closing Statement shall control solely for purposes of determining the Estimated Seller Proceeds for purposes of this Section 2.02 and Section 2.03 and shall not limit or otherwise affect Buyer’s remedies under this Agreement or otherwise or constitute an acknowledgement by Buyer of the accuracy of the amounts reflected thereof.

(b)             Payoff Letters; Invoices. On or prior to the Closing Date, Seller shall deliver to Buyer:

(i)             payoff letters, in customary form reasonably satisfactory to Buyer, executed and delivered by the obligees for each item of Paid-Off Indebtedness set forth on the Estimated Closing Statement (the “Payoff Letters”); and

(ii)            one or more statements or invoices, in the form and to the extent provided by the applicable counterparty, for Company Transaction Expenses set forth on the Estimated Closing Statement (the “Expense Invoices”).

(c)             Funds Flow Memorandum. On or prior to the Closing Date, Buyer and Seller shall prepare a mutually agreeable funds flow memorandum (the “Funds Flow Memorandum”) setting forth the amounts to be paid pursuant to Section 2.03 and the wire transfer instructions for each payee thereunder.

(d)             Estimated NWC Statement. At least three (3) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer a written statement (the “Estimated NWC Statement”) that sets forth Seller’s good faith estimate of (i) the amount of the Adjusted Net Working Capital Target (determined in accordance with the Illustrative NWC Calculation), and the amount of the Adjusted Net Working Capital as of the Closing based on the Estimated Closing Balance Sheet (the “Estimated Adjusted Net Working Capital Amount”), and (ii) the amount by which the Estimated Adjusted Net Working Capital Amount exceeds, or is less than, the Adjusted Net Working Capital Target. An illustrative example of the Estimated NWC Statement and the calculations set forth in the preceding clauses (i) and (ii) is set forth as Exhibit 2.02(d) (the “Illustrative NWC Calculation”). For the avoidance of doubt, the amounts reflected in the Estimated NWC Statement shall be disregarded for the purposes of calculating the Estimated Seller Proceeds to be paid at Closing.

Section 2.03           Closing Payments.

(a)             Payment of Estimated Paid-Off Indebtedness Amount. At the Closing, Buyer shall deliver and pay to the applicable obligees, for and on behalf of Company, amounts sufficient to pay each item of Paid-Off Indebtedness included in the calculation of the Estimated Paid-Off Indebtedness Amount, in full satisfaction and retirement of such Paid-Off Indebtedness, as set forth in the Estimated Closing Statement and the Funds Flow Memorandum.

(b)             Payment of Estimated Company Transaction Expense Amount. At the Closing, Buyer shall deliver and pay to the applicable obligees, for and on behalf of Company, amounts sufficient to pay each Company Transaction Expense included in the calculation of the Estimated Company Transaction Expense Amount, in full satisfaction and retirement of such Company Transaction Expenses, as set forth in the Estimated Closing Statement and the Funds Flow Memorandum.

(c)             Payment of Estimated Seller Proceeds. At the Closing, Buyer shall deliver and pay to Seller the Estimated Seller Proceeds as set forth in the Estimated Closing Statement and the Funds Flow Memorandum.

Section 2.04           Post-Closing Reconciliation.

(a)             Preliminary Closing Statement. Not more than sixty (60) days following the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to Seller a statement (the “Preliminary Closing Statement”), in substantially similar form as the Sample Statement, setting forth a balance sheet of Company, as of the Closing, together with Buyer’s good-faith calculation of each of the following, together with reasonably detailed documentation supporting each calculation: (i) the amount of Cash; (ii) the Adjusted Net Working Capital Amount and the Adjusted Net Working Capital Target, and the amount by which the Adjusted Net Working Capital Amount exceeds, or is less than, the Adjusted Net Working Capital Target, in each case consistent with the methodologies set forth in the Illustrative NWC Calculation and in substantially similar form thereto; (iii) the amount of Indebtedness, together with a breakdown of Paid-Off Indebtedness and Retained Indebtedness; (iv) the amount of Company Transaction Expenses; and (v) the Estimated Seller Proceeds, consistent with the Sample Statement, but based upon Buyer’s good-faith calculation of the component amounts pursuant to this Section 2.04(a). If Buyer fails to timely deliver the Preliminary Closing Statement to Seller pursuant to this Section 2.04(a) (including pursuant to the following clause (y)), Seller shall have the right to elect, by written notice to Buyer, to either (x) determine that the Estimated Closing Statement and the Estimated NWC Statement delivered by Seller at the Closing collectively shall be deemed the Final Closing Statement for all purposes under this Agreement, which determination shall be binding upon the Parties, or (y) require that Buyer deliver the Preliminary Closing Statement to Seller within ten (10) days of Seller’s demand therefor.

(b)             Objection to Preliminary Closing Statement. After the Preliminary Closing Statement and reasonably detailed documentation supporting each calculation therein is delivered to Seller pursuant to Section 2.04(a), Seller shall have thirty (30) days (the “Response Period”) to review, request additional information and clarification regarding and respond to the Preliminary Closing Statement in accordance with this Section 2.04(b). During the Response Period, upon reasonable notice, the Company and Buyer shall permit Seller, at its expense, to visit and inspect the Company’s properties, examine its books of account and records and discuss the Company’s affairs, finances, and accounts with its officers and with officers of Buyer and its Affiliates, during normal business hours of the Company and in a manner that does not interfere with the business and operations of the Company, for purposes of validating the Preliminary Closing Statement, as well as any objections or responses thereto, together with any related or supporting documentation. If Seller objects to any of the amounts or calculations set forth on the Preliminary Closing Statement, then Seller shall notify Buyer on or before the last day of the Response Period by delivering written notice to Buyer (a “Statement Objection”) setting forth a reasonably specific description of the basis of the Statement Objection and the proposed adjustments to the Preliminary Closing Statement that Seller believes should be made. Any Statement Objection may reference only disagreements based on mathematical errors or based on amounts of the Estimated Cash Amount, Estimated Adjusted Net Working Capital Amount, Estimated Indebtedness Amount, and Estimated Company Transaction Expense Amount as reflected on the Preliminary Closing Statement not being calculated in accordance with Section 2.04. Seller shall be deemed to have agreed with all items and amounts of the Estimated Cash Amount, Estimated Adjusted Net Working Capital Amount, Estimated Indebtedness Amount, and Estimated Company Transaction Expense Amount not specifically referenced in the Statement Objection, and such items and amounts shall not be subject to review in accordance with Section 2.04(c). If no Statement Objection is delivered to Buyer within the Response Period, then Seller and Buyer shall be deemed to have agreed to the Preliminary Closing Statement for purposes of this Section 2.04(b).

(c)             Dispute Resolution Following Statement Objection.

(i)             If Seller delivers a Statement Objection within the Response Period pursuant to Section 2.04(b), then representatives of Seller and Buyer shall promptly meet (in person or by telephone, video conference or any other mutually convenient medium agreed upon by Buyer and Seller) and attempt in good faith to resolve any dispute or disagreement relating to (x) the Preliminary Closing Statement, (y) the amount and calculation of the Estimated Seller Proceeds or (z) the amount and calculation of any of the component amounts set forth in the Preliminary Closing Statement (a “Statement Dispute”). Any disputed items resolved in writing between Seller and Buyer during such meeting(s) shall be final and binding with respect to such items, and if Seller and Buyer agree in writing on the resolution of the Statement Dispute, the amounts so determined shall be final and binding on and enforceable by the Parties for all purposes hereunder, and shall not be subject to appeal or further review.

(ii)            If the representatives of Seller and Buyer are unable to resolve the Statement Dispute within thirty (30) days following Seller’s delivery of a Statement Objection pursuant to Section 2.04(b), then, within fifteen (15) days following the end of such 30-day period, Buyer or Seller may elect to have the Statement Dispute resolved by Grant Thornton LLP or another nationally or regionally recognized firm of independent certified public accountants to which Buyer and Seller agree (the “CPA Firm”), which shall, acting as expert and not as an arbitrator, resolve the Statement Dispute solely on the basis of the standards, methods, definitions and procedures set forth in this Agreement and the Exhibits attached hereto and otherwise according to the rules and procedures (to the extent consistent with this Agreement) set forth in an engagement letter to be entered into among Buyer, Seller, and the CPA Firm (the “Statement Dispute Engagement Letter”). The Statement Dispute Engagement Letter shall provide that: (A) the scope of the resolution conducted by the CPA Firm shall be limited solely to the Statement Dispute and that the CPA Firm shall not conduct a review nor render a decision on any other items; (B) the CPA Firm shall deliver to Buyer and Seller, as promptly as reasonably practicable and in any event within the timelines specified in the Statement Dispute Engagement Letter, a written report setting forth its determination as to each Statement Dispute, which shall be the position of Buyer reflected in the Preliminary Closing Statement, the position of Seller reflected in the Statement Objection or a position in between such positions of Buyer and Seller, and may not be an alternative resolution; and (C) the CPA Firm shall make its determination based solely on information provided by Buyer and Seller and not pursuant to any independent review. The final decision of the CPA Firm shall, absent fraud or manifest error, be final and binding on and enforceable by the Parties for all purposes hereunder, shall be non-appealable and, notwithstanding that the CPA Firm is acting as an expert and not as an arbitrator, may be enforced by a court of competent jurisdiction in the same manner as though determined and rendered in binding arbitration.

(iii)           All fees and expenses of the CPA Firm in connection with its services provided pursuant to Section 2.04(c)(ii) shall be paid by Buyer, on the one hand, and Seller, on the other hand, in proportion to the amounts by which their aggregate positions in the Preliminary Closing Statement and the Statement Objection, respectively, differ from the CPA Firm’s final aggregate determination. The fees and disbursements of the Representatives of each Party incurred in connection with the preparation or review of the Preliminary Closing Statement and preparation or review of any Statement Objection or Statement Dispute, as applicable, shall be borne by such Party.

(d)             Final Closing Statement. The actual and final amount of Cash as of the Closing (the “Final Cash Amount”), the actual and final amount of Adjusted Net Working Capital as of the Closing (the “Final Adjusted Net Working Capital Amount”), the actual and final amount of Indebtedness (including the actual and final amount of Paid-Off Indebtedness and the actual and final amount of Retained Indebtedness) (the “Final Indebtedness Amount”), and the actual and final amount of Company Transaction Expenses outstanding and unpaid as of the Closing (the “Final Company Transaction Expense Amount”) (collectively, the “Final Closing Statement”) will be:

(i)             as set forth in the Estimated Closing Statement and the Estimated NWC Statement, if Buyer fails to timely deliver the Preliminary Closing Statement and Seller so elects, as set forth in clause (x) of Section 2.04(a);

(ii)            as set forth in the Preliminary Closing Statement, with respect to those items for which Seller fails to deliver a Statement Objection during the Response Period;

(iii)           as set forth in the Statement Objection, with respect to those items not timely submitted to the CPA Firm for final resolution pursuant to Section 2.04(c)(ii);

(iv)           as determined by the CPA Firm, with respect to any items timely submitted to the CPA Firm for final resolution pursuant to Section 2.04(c)(ii); or

(v)            notwithstanding the foregoing, as mutually agreed in writing by Buyer and Seller.

The Final Closing Statement shall set forth the amount and calculation of the “Final Seller Proceeds,” which shall be an amount equal to the result of (A) the Base Purchase Price, (B) plus the Final Cash Amount, (C) plus the amount, if any, by which the Final Adjusted Net Working Capital Amount is greater than the Adjusted Net Working Capital Target provided that such amount shall be capped at $2,000,000 and any excess beyond $2,000,000 shall be disregarded for purposes of this Article II (such amount, as so capped, the “Final Net Working Capital Excess”) or minus the amount, if any, by which the Final Adjusted Net Working Capital Amount is less than the Adjusted Net Working Capital Target provided that such amount shall be capped at $2,000,000 and any deficit exceeding $2,000,000 shall be disregarded for purposes of this Article II, (D) minus the Final Indebtedness Amount, and (E) minus the Final Company Transaction Expense Amount.

Section 2.05           Payment of Final Purchase Price Adjustment.

(a)             Adjustment to Seller. If the Final Seller Proceeds, as set forth on the Final Closing Statement, are greater than the Estimated Seller Proceeds, as set forth on the Estimated Closing Statement (such excess, the “Excess Proceeds Payable to Seller”), then Buyer shall, within five (5) Business Days after determination of the Final Closing Statement, pay to Seller an amount equal to the difference of the Final Seller Proceeds minus the Estimated Seller Proceeds; provided that if the Final Adjusted Net Working Capital Amount exceeds the Adjusted Net Working Capital Target (the amount of such excess, the “Adjusted Net Working Capital Excess”), then a portion of such Excess Proceeds Payable to Seller equal to the Adjusted Net Working Capital Excess, up to (but not exceeding) the entire amount of such Excess Proceeds Payable to Seller, shall not be paid to Seller within five (5) Business Days after determination of the Final Closing Statement, and in lieu thereof one-sixth of the Adjusted Net Working Capital Excess shall be added to each of the Post-Closing Payments to be made pursuant to Section 2.07 below in as nearly equal amounts as possible.

(b)             Adjustment to Buyer. If the Final Seller Proceeds, as set forth on the Final Closing Statement, are less than the Estimated Seller Proceeds, as set forth on the Estimated Closing Statement (the “Shortfall Amount Payable to Buyer”), then Seller shall, within five (5) Business Days after determination of the Final Closing Statement, pay to Buyer an amount equal to the amount of such deficiency; provided that if the Final Adjusted Net Working Capital Amount is less than the Adjusted Net Working Capital Target (the amount of such deficiency, the “Adjusted Net Working Capital Deficiency”), then a portion of the Shortfall Amount Payable to Buyer equal to the Adjusted Net Working Capital Deficiency, up to (but not exceeding) the entire amount of such Shortfall Amount Payable to Buyer, shall not be paid to Buyer within five (5) Business Days after determination of the Final Closing Statement, and in lieu thereof one-sixth of the Adjusted Net Working Capital Deficiency shall be deducted from each of the Post-Closing Payments to be made pursuant to Section 2.07 below in as nearly equal amounts as possible.

(c)             Tax Treatment. Any payment by one Party to another Party or adjustment to the Post-Closing Payments pursuant to this Section 2.05 shall be treated as an adjustment to the Purchase Price, except as otherwise required by applicable Law.

Section 2.06           Accounting Principles. Each of the Estimated Closing Statement, the Preliminary Closing Statement and the Final Closing Statement shall be prepared and presented in a manner consistent with the accounting methods, policies, practices, principles and procedures, with consistent classifications, judgments and valuation and estimation methodologies, that were used in the preparation of the audited Financial Statements for Company’s fiscal year ended October 31, 2022, subject to the adjustments, modifications and additional or alternative methods, policies, practices, principles and procedures set forth in Exhibit 2.06 to this Agreement (collectively, the “Accounting Principles”). Any changes to the Accounting Principles shall be documented in a written amendment to Exhibit 2.06 executed by Buyer and Seller and, to the extent applicable, shall be applied consistently in the determination of the Adjusted Net Working Capital Target and the Final Adjusted Net Working Capital Amount.

Section 2.07           Post-Closing Payments. If the Closing has occurred as provided in this Agreement, then Buyer shall pay to Seller the Post-Closing Payments in six (6) equal installments of two million and five hundred thousand dollars ($2,500,000) each (subject to increase pursuant to Section 2.05(a) or decrease pursuant to Section 2.05(b) above), with the first such installment becoming due on the six-month anniversary of the Closing Date and the five (5) remaining installments becoming due on each of the five (5) immediately following six-month anniversaries of the Closing Date. The Post-Closing Payments shall be evidenced by a promissory note in the form attached hereto as Exhibit 2.07 (the “Post-Closing Payment Note”). Buyer and Seller agree to amend the Post-Closing Payment Note at the time of any increase in the Post-Closing Payments pursuant to Section 2.05(a) or decrease in the Post-Closing Payments pursuant to Section 2.05(b) to the extent necessary to reflect any such increase or decrease. The Post-Closing Payment Note may be secured on a second priority basis by collateral of Buyer granted to third-party lenders providing acquisition, equipment or other financing to Buyer from time to time, including any providers of senior secured, revolving indebtedness, or equipment financing (collectively, “Buyer’s Lenders”); provided that Seller and Buyer’s Lenders enter into such subordination and standstill agreements with respect to the Post-Closing Payment Note and Seller’s rights thereunder (whether or not the Post-Closing Payment Note is secured) as may be requested by Buyer’s Lenders (the “Intercreditor Agreements”), on mutually agreeable terms. If Seller and Buyer’s Lenders are unable to promptly agree on the Intercreditor Agreements or Buyer’s Lenders fail to agree that the Post-Closing Note should be secured, the Post-Closing Payment Note shall be unsecured and not subject to a subordination and/or standstill agreement with the Buyer’s Lenders. Upon request by Buyer from time to time after Closing, Seller agrees to enter into such additional subordination and standstill agreements on terms substantially identical to the Intercreditor Agreements for the benefit of any lender refinancing any indebtedness of Buyer; provided that the amount of such refinancing does not exceed 110% of the outstanding principal amount of the indebtedness being refinanced.

Section 2.08           Earnout Payment.

(a)             Earnout Payment Amount. If the Closing has occurred as provided in this Agreement, then Seller shall be entitled to receive an earnout payment of up to twenty-five million dollars ($25,000,000) as determined as provided in this Section 2.08; provided that in the event that, prior to or after the Closing, the Company or Buyer determines not to order the second TRIMILL 5-axis machining center, model VFC3021, or such order is cancelled for any reason, the Parties agree that the maximum amount of the Earnout Amount shall be reduced to twenty-four million two hundred nine thousand one hundred sixty-three dollars ($24,209,163). Such maximum amount (whether $25,000,000 or $24,209,163, as applicable) is referred to as the “Maximum Potential Earnout Payment”. Prior to Closing, Seller agrees to cause the Company not to place such order without the prior written consent of Buyer, and if such order is placed, Seller agrees to cause the Company to thereafter cancel such order at the request of Buyer; provided that any cancellation initiated or requested by Buyer or, following the Closing, the Company, any cancellation charges and related costs shall be payable by the Buyer.

(b)             Calculation of Earnout Payment. Only if EBITDA for the Covered Business for the Covered Period, as determined as provided in this Section 2.08, exceeds the EBITDA Threshold, then Seller shall be entitled to an aggregate payment equal to (i) the Maximum Potential Earnout Payment, multiplied by (ii) a fraction, the numerator of which is the amount by which EBITDA for the Covered Business for the Covered Period exceeds the EBITDA Threshold up to the EBITDA Cap, and the denominator of which is the EBITDA Cap minus the EBITDA Threshold (the “Earnout Amount”). By way of example only, if EBITDA for the Covered Business for the Covered Period is determined to be $12,250,000, the EBITDA Threshold is $11,175,000, the EBITDA Cap is $14,100,000 and the Maximum Potential Earnout Payment is $25,000,000, then the Earnout Amount would be equal to $9,188,034.19, calculated by multiplying (i) the Maximum Potential EBITDA Payment by (ii) $1,075,000 (the amount by which EBITDA exceeds the EBITDA Threshold) divided by $2,925,000 (the EBITDA Cap minus the EBITDA Threshold). If EBITDA for the Covered Business for the Covered Period as determined as provided in this Section 2.08 is (i) less than or equal to the EBITDA Threshold, the amount of the EBITDA Payment shall be zero dollars ($0), or (ii) greater than or equal to the EBITDA Cap, the amount of the EBITDA Payment shall be the Maximum Potential Earnout Payment.

(c)             Earnout Payment Reconciliation.

(i)             Preliminary Earnout Statement. Buyer agrees to use commercially reasonable efforts to cause the Covered Period Financial Statements to be prepared and issued within one hundred and twenty (120) days after the end of the Covered Period. Not more than sixty (60) days following the issuance of the Covered Period Financial Statements, Buyer shall prepare, or cause to be prepared, and deliver to Seller a statement (the “Preliminary Earnout Statement”), setting forth Buyer’s good-faith calculation of EBITDA for the Covered Business for the Covered Period as calculated in accordance with this Section 2.08, together with reasonably detailed documentation supporting such calculation.

(ii)            Objection to Preliminary Earnout Statement. After the Preliminary Earnout Statement and reasonably detailed documentation supporting each calculation therein is delivered to Seller pursuant to Section 2.08(c)(i), Seller shall have thirty (30) days (the “Response Period”) to review, request additional information and clarification regarding and respond to the Preliminary Earnout Statement in accordance with this Section 2.08(c)(ii). During the Response Period, Buyer shall provide reasonable access, during normal business hours, to information and personnel that Seller shall reasonably request for purposes of validating the information and calculations in the Preliminary Earnout Statement and related supporting documentation. If Seller objects to any of the amounts or calculations set forth on the Preliminary Earnout Statement, then Seller shall notify Buyer on or before the last day of the Response Period by delivering written notice to Buyer (an “Earnout Statement Objection”) setting forth a reasonably specific description of the basis of the Earnout Statement Objection and the proposed adjustments to the Preliminary Earnout Statement that Seller believes should be made. Any Earnout Statement Objection may reference only disagreements based on mathematical errors or based on determinations of the amounts of the EBITDA for the Covered Business for the Covered Period as reflected on the Preliminary Earnout Statement not being calculated in accordance with this Section 2.08. Seller shall be deemed to have agreed with all items and amounts not specifically referenced in the Earnout Statement Objection, and such items and amounts shall (A) be final and binding, (B) not be subject to review under Section 2.08(c)(iii), and (C) be payable to Seller in accordance with Section 2.08(d). For the avoidance of doubt, in the event Seller delivers an Earnout Statement Objection, then Buyer shall use the amount set forth in the Preliminary Earnout Statement as the basis for calculating and making payments under Section 2.08(d) until such time as the final and binding Earnout Amount is determined in accordance with Section 2.08(c)(iii). Promptly thereafter, in the event such final and binding Earnout Amount exceeds the amount set forth in the Preliminary Earnout Statement, then Buyer shall make additional payment(s) to Seller for the purposes of correcting any previously made deficient payments under Section 2.08(d), and all future payments required under Section 2.08(d) shall be adjusted in accordance with the final and binding Earnout Amount as applicable. If no Earnout Statement Objection is delivered to Buyer within the Response Period, then Seller and Buyer shall be deemed to have agreed to the Preliminary Earnout Statement and the amounts set forth therein for purposes of this Section 2.08 which shall be final and binding on the Parties.

(iii)           Dispute Resolution Following Earnout Statement Objection.

(A)             If Seller delivers an Earnout Statement Objection within the Response Period pursuant to Section 2.08(c)(ii), then representatives of Seller and Buyer shall promptly meet (in person or by telephone, video conference or any other mutually convenient medium agreed upon by Buyer and Seller) and attempt in good faith to resolve any dispute or disagreement properly described in the Earnout Statement Objection (an “Earnout Statement Dispute”). Any disputed items resolved in writing between Seller and Buyer during such meeting(s) shall be final and binding with respect to such items, and if Seller and Buyer agree in writing on the resolution of the Earnout Statement Dispute, the amounts so determined shall be final and binding on the Parties, and shall not be subject to appeal or further review.

(B)             If the representatives of Seller and Buyer are unable to resolve the Earnout Statement Dispute within thirty (30) days following Seller’s delivery of a Statement Objection pursuant to Section 2.08(c)(ii), then, within fifteen (15) days following the end of such 30-day period, Buyer or Seller may elect to have the Earnout Statement Dispute resolved by the CPA Firm, which shall, acting as expert and not as an arbitrator, resolve the Earnout Statement Dispute solely on the basis of the standards, methods, definitions and procedures set forth in this Section 2.08 and otherwise according to the rules and procedures (to the extent consistent with this Agreement) set forth in an engagement letter to be entered into among Buyer, Seller, and the CPA Firm (the “Earnout Statement Dispute Engagement Letter”). The Earnout Statement Dispute Engagement Letter shall provide that: (A) the scope of the resolution conducted by the CPA Firm shall be limited solely to the Earnout Statement Dispute and that the CPA Firm shall not conduct a review nor render a decision on any other items; (B) the CPA Firm shall deliver to Buyer and Seller, as promptly as reasonably practicable, a written report setting forth its determination as to each Earnout Statement Dispute, which shall be the position of Buyer reflected in the Preliminary Earnout Statement, the position of Seller reflected in the Earnout Statement Objection or a position in between such positions of Buyer and Seller, and may not be an alternative resolution; and (C) the CPA Firm shall make its determination based solely on information provided by Buyer and Seller and not pursuant to any independent review. The final decision of the CPA Firm shall, absent fraud or manifest error, be final and binding on and enforceable by the Parties for all purposes hereunder, shall be non-appealable and, notwithstanding that the CPA Firm is acting as an expert and not as an arbitrator, may be enforced by a court of competent jurisdiction in the same manner as though determined and rendered in binding arbitration.

(C)             All fees and expenses of the CPA Firm in connection with its services provided pursuant to Section 2.08(c)(iii) shall be paid by Buyer, on the one hand, and Seller, on the other hand, in proportion to the amounts by which their aggregate positions in the Preliminary Earnout Statement and the Earnout Statement Objection, respectively, differ from the CPA Firm’s final aggregate determination. The fees and disbursements of the Representatives of each Party incurred in connection with the preparation or review of the Preliminary Earnout Statement and preparation or review of any Earnout Statement Objection or Earnout Statement Dispute, as applicable, shall be borne by the Party having incurred the expense.

(d)             Payment of Earnout Amount. If any Earnout Amount is due, as finally determined in accordance with this Section 2.08, Buyer shall pay Seller such Earnout Amount in six (6) equal installments, with the first such installment becoming due on June 30, 2025 (the “First Earnout Payment Date”) and the five (5) remaining installments becoming due on each of the five (5) immediately following six-month anniversaries of the First Earnout Payment Date (such five (5) remaining installment payments, together with the first installment payment, collectively, the “Earnout Installment Payments”); provided, however, that if Buyer or Company consummates a Change of Control Transaction during any period in which any Earnout Installment Payment is due under this Section 2.08(d), then Buyer shall pay, or shall cause the Company to pay, to Seller simultaneously with or prior to such Change of Control Transaction, all unpaid Earnout Installment Payments due under this Section 2.08(d).

(e)             Covenants During Covered Period.

(i)             Buyer agrees that from the Closing Date through October 31, 2024, (1) Buyer shall cause the Company not to engage in any corporate restructuring or reorganization, (2) none of the Buyer or any of its Affiliates will enter into any material agreement or transaction with the Company on terms, taken as a whole, that are materially less favorable to the Company as are available from non-affiliated third parties, (3) the Company shall remain a standalone subsidiary of Buyer and the Company’s assets and operations shall not be consolidated with or transferred to any other entity (including any Subsidiary or business unit of Buyer) other than sales of assets in the Ordinary Course of Business and transactions between or among the Company, on the one hand, and Buyer and/or its affiliates, on the other, described in clause (2) above; provided that Buyer, through resources and parties independent of the Company, may locate and operate equipment of STADCO at the Company’s Leased Real Property so long as the business, operations and productivity of the Company are not interfered with in any manner that results in, or would reasonably be likely to result in, reducing the Earnout Amount, (4) Buyer shall not divert any material Contracts originated or procured by Company personnel to Buyer or any of its Affiliates, (5) none of the Buyer or any of its Affiliates will, other than in connection with a Change of Control Transaction of the Company or its Subsidiaries for which the Acceleration Payment is paid, agree to consummate or permit any sale of any material assets of the Company other than in the Ordinary Course of Business, and (6) Buyer will not take any other action with the primary purpose of reducing or eliminating the Earnout Amount. If Buyer or Company consummates a Change of Control Transaction during the Covered Period, the Buyer shall pay, or shall cause the Company to pay, to Seller simultaneously with or prior to such Change of Control Transaction, an amount equal to the Maximum Potential Earnout Payment (the “Acceleration Payment”). After Closing, during the Covered Period and prior to the end of the Response Period, upon reasonable notice, not more than once during any consecutive three-month period, the Company and Buyer shall permit Seller, at its expense, to visit and inspect the Company’s properties, examine its books of account and records and discuss the Company’s affairs, finances, and accounts with its officers and with officers of Buyer and its Affiliates, during normal business hours of the Company and in a manner that does not interfere with the business and operations of the Company, for purposes of validating the Preliminary Earnout Statement, as well as any objections or responses thereto, together with any related or supporting documentation. After Closing, Seller will be provided with the unaudited income statement and balance sheet for the Company for each month during the period between Closing and October 31, 2024 prepared by the Company in accordance with GAAP (subject to lack of footnotes and year-end adjustments) as soon as available for each month. Seller will keep such information confidential as required by the Seller NDA.

(ii)            Seller agrees that from the date hereof through the Closing Date, Seller shall not, and Seller shall cause its Affiliates and Representatives not to, enter into any material agreement or transaction with the Company on terms, taken as a whole, that are more favorable to the Company relative to generating EBITDA than would be available from non-affiliated third parties in an arms-length transaction.

(f)             Certain Definitions. The following capitalized terms as used in this Section 2.08 shall have the respective meanings set forth below:

(i)             “Covered Business” means the business of the Company as conducted during the Covered Period.

(ii)            “Covered Period” means the one-year period beginning on November 1, 2023 and ending on October 31, 2024.

(iii)           “Covered Period Financial Statements” means the audited balance sheets of Company as of October 31, 2024 and the related audited statements of income, cash flows, and stockholder’s equity of Company for the fiscal year then ended prepared in accordance with GAAP.

(iv)           “EBITDA” of the Covered Business for the Covered Period shall mean the net income or net loss from operations of the Covered Business for the Covered Period before interest, taxes, depreciation and amortization, calculated as if the Covered Business were being operated as a separate and independent entity. Net income or net loss and the other components of EBITDA shall be determined in accordance with GAAP. In determining EBITDA: (1) EBITDA shall not include any gains, losses or profits realized from the sale of any assets other than in the Ordinary Course of Business; (2) EBITDA shall be computed without regard to items of gain or loss that are unusual in nature and infrequent in occurrence, and (3) EBITDA shall be calculated without giving effect to the Contemplated Transactions; provided that anything to the contrary herein notwithstanding, for purposes of calculating the amount of the Earnout Amount under this Section 2.08, EBITDA shall be capped at, and shall never be deemed to exceed, the EBITDA Cap, and any amounts of EBITDA in excess of the EBITDA Cap shall be disregarded. For purposes of calculating EBITDA, the amount of any net income or net loss arising out of any provision of goods or services to the Company by any Affiliate of the Company, including Seller, shall be adjusted to the extent necessary to reflect fair market value pricing and arms-length dealing as between such parties with respect to such goods and services.

(v)            “EBITDA Cap” means fourteen million one hundred thousand dollars ($14,100,000).

(vi)           “EBITDA Threshold” means eleven million one hundred and seventy-five thousand dollars ($11,175,000).

Section 2.09           Payment Mechanics. All payments required pursuant to this Agreement shall be made by wire transfer of immediately available funds, free of wire transfer costs and charges, to an account that the recipient has designated in writing or as otherwise set forth in the Funds Flow Memorandum.

Section 2.10            Withholding. Buyer shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payment under the Code, and any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Buyer and paid to the applicable Tax authority in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event that Buyer determines that withholding from the Purchase Price is required under applicable Tax Law, Buyer shall use commercially reasonable efforts to (i) provide the Person to whom amounts subject to withholding would otherwise be payable with reasonable prior written notice of such withholding party’s intent to deduct or withhold, except with respect to compensatory payments subject to payroll withholding or in the event of a failure by Seller to comply with its obligations under Section 6.02(c), and (ii) cooperate in good faith with such recipient, prior to the due date for any remittance to the applicable Governmental Entities, to determine whether an exemption from or reduced rate of withholding is available; provided, that such notice (or other action) does not subject any of Buyer, Company, or any of their respective Affiliates or representatives to any potential liability to any taxing authority and would not otherwise result in adverse consequences to any of Buyer, Company, or any of their respective Affiliates or representatives.

Section 2.11.          Setoff for PPP and ERC Obligations and Class Action Lawsuit. Buyer may set-off against and deduct from the payments required to be made under the Post-Closing Payment Note and/or the Earnout Amount (i) any amounts that Company may hereafter be required to pay, repay or disgorge in connection with (1) any “Paycheck Protection Program” loan through the U.S. Small Business Administration under the CARES Act previously applied for or received by the Company or Seller, or (2) any deferral of the payment of any payroll Taxes pursuant to Section 2302 of the CARES Act or IRS Notice 2020-65 or any claim by Company or Seller of the “employment retention credit” within the meaning of Section 2301 of the CARES Act. Any such potential matter will be deemed to be a Pre-Closing Tax Contest for purposes of Section 4.06(i); and (ii) to the extent not included in Indebtedness and deducted from the Purchase Price pursuant to Article II hereof, any liabilities of or payments made by the Company relating to, arising out of or in connection with the Class Action Lawsuit, including legal fees related thereto.

Section 2.12.          ASC 842. Anything to the contrary herein notwithstanding, for purposes of all calculations to be made pursuant to this Article II, Financial Accounting Standards Board (FASB) lease accounting standard (ASC 842) shall be disregarded in all respects and the FASB accounting guidance applicable prior to the adoption of ASC 842 shall apply.

ARTICLE III

Representations and Warranties

Section 3.01           Representations and Warranties of Seller. Except as set forth in the corresponding sections of the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement (the “Disclosure Schedule”), Seller hereby represents and warrants to Buyer that as of the date hereof and as of the Closing:

(a)             Organization, Power and Authority.

(i)             Seller. Seller has all requisite corporate power, legal right and authority to execute and deliver this Agreement and the other documents and instruments to be executed and delivered pursuant hereto (“Related Agreements”) by Seller and to carry out the Contemplated Transactions. The execution and delivery by Seller of this Agreement and the Related Agreements to be executed and delivered by Seller and the consummation by Seller of the Contemplated Transactions have been duly authorized by Seller. No other or further act on the part of Seller is necessary to authorize this Agreement or the Related Agreements to be executed and delivered by Seller or the consummation by Seller of the Contemplated Transactions. Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and when executed and delivered, the Related Agreements to be executed and delivered by Seller will constitute, valid and binding agreements of Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

(ii)            Company. Company was originally formed as a corporation under the laws of the State of Iowa on October 12, 2018 (the “Formation Date”). Since the Formation Date, Company has been a corporation duly organized and validly existing under the Laws of the State of Iowa. Company has all requisite power, legal right and authority to own, operate and lease its properties and to carry on its business as and where it currently conducts and has conducted its business since the Formation Date. Company is duly qualified or licensed to do business as a foreign entity in each jurisdiction wherein the character of the properties owned by it, or the nature of its business, makes such qualification or licensure necessary, except where the failure to effect or maintain such qualification or licensure would not, individually or in the aggregate, have a Material Adverse Effect. Seller has made available to Buyer true, correct and complete copies of Company’s articles of incorporation and bylaws, including all amendments thereto or restatements thereof through the date of this Agreement.

(iii)           No Subsidiaries. Company does not have any Subsidiaries, nor does it directly or indirectly own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, nor is Company under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any Person.

(b)             No Violation. Neither the execution and delivery of this Agreement or the Related Agreements to be executed and delivered by Seller nor the consummation of the Contemplated Transactions (i) violate any Law or Order applicable to Seller or Company, by which any property or asset of Seller or Company is bound or affected; (ii) require Seller or Company to procure any material authorization, consent or approval by, or to effect any material filing with or material notice to, any Governmental Entity, except for such authorization, consent, approval, filing or notice requirements that become applicable solely as a result of the regulatory status of Buyer or any of its Affiliates; (iii) violate or conflict with, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in the automatic termination or give rise to a right of termination or modification of, or accelerate the performance required by, the express terms of (A) the organizational documents of Company, or (B) any Material Contract, except, with respect to clause (iii)(B), for such violations, conflicts, defaults, terminations, modifications or accelerations that (x) would result from any change of control or assignment clause of such Contract, or (y) would not, individually or in the aggregate, have a Material Adverse Effect; or (iv) result in the creation of any Lien upon any of the Shares or any assets of the Company.

(c)             Capitalization; Shares. The authorized capital stock of Company consists of 1,000 shares of common stock, par value $0.01 per share. The Shares constitute one hundred percent (100%) of the issued and outstanding capital stock and other equity securities of Company, and Seller is the record and beneficial owner of the Shares, free and clear of all Liens. The Shares have been duly authorized and are validly issued, fully paid and non-assessable, were issued in compliance with all Federal and state securities or “blue sky” laws, and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any other rights of any Person. There is no Contingent Company Equity issued, outstanding or agreed or authorized to be issued, outstanding or subscribed for.

(d)             Financial Statements. Section 3.01(d) of the Disclosure Schedule contains (A) an unaudited balance sheet of Company as of September 30, 2023 (the “Recent Balance Sheet”), and an unaudited income statement of Company for the eleven (11) months then ended; and (B) audited balance sheets of Company as of October 31, 2022 and October 31, 2021 and audited statements of income, cash flows, and stockholder’s equity of Company for the years then ended (clauses (A) and (B) collectively, the “Financial Statements”). The Financial Statements (x) are true, correct and complete in all material respects, (y) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby (except as set forth in the footnotes thereto), (z) are based on the books and records of Company and fairly present, in all material respects, the financial condition and results of operations of Company as of the dates thereof and for the periods covered thereby. Since November 1, 2020, Company has not effected any change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in applicable Law or GAAP. Neither Company nor Seller has identified or been made aware of (i) any material deficiency in the system of internal accounting controls utilized by Company, (ii) any fraud or other wrongdoing that involves the management or other employees of Company or Seller who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any written claim or allegation regarding any of the foregoing.

(e)             Undisclosed Liabilities. Company has no liabilities of a nature required to be disclosed on a balance sheet prepared in accordance with GAAP, except for liabilities or obligations (i) reflected or reserved against on the Recent Balance Sheet, (ii) incurred after the date of the Recent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (iii)  under the executory portion of any contract or (iv) set forth in Section 3.01(e) of the Company Disclosure Schedule.

(f)             Accounts Receivable. All the accounts receivable, unbilled receivables, costs in excess of billings, notes receivable and associated rights of Company related to its business (“Accounts Receivable”) reflected on the Recent Balance Sheet or arising subsequent to the date thereof arose from bona fide transactions occurring in the Ordinary Course of Business and represent valid obligations arising from sales actually made or services actually performed by Company in the Ordinary Course of Business. There is no material contest, claim, or right of set-off relating to the amount or validity of any such Accounts Receivable, other than as reserved for in the Recent Balance Sheet (as such reserves may be adjusted for the passage of time prior to the Closing Date).

(g)             Tax Matters.

(i)             Returns. All Income Tax Returns and other material Tax Returns filed or required to be filed by or on behalf of Company on or prior to the Closing Date have been or will be timely filed and all such Tax Returns are true, correct and complete in all material respects. All Income Tax Returns and other material Taxes (whether or not shown as due and owing on any Tax Returns) required to be paid by or on behalf of Company have been timely paid in full. The unpaid Taxes of Company as of the date of the Recent Balance Sheet have been accrued on the Recent Balance Sheet as of such date in accordance with the Accounting Principles applied on a basis consistent with past practice. The unpaid Taxes of Company for periods (or portions thereof) ending on or prior to the date of the Recent Balance Sheet do not exceed the accruals for current Taxes set forth on the Recent Balance Sheet. No unpaid Taxes of Company have been incurred since the date of the Recent Balance Sheet other than in the Ordinary Course of Business of Company consistent with amounts previously paid with respect to such Taxes for similar periods in prior years as adjusted for changes in the Ordinary Course of Business operating results through Closing. Company has complied in all material respects with all applicable Laws relating to the withholding and payment of Taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party (including duly and timely withholding all amounts required to be withheld and timely paying over to the appropriate Governmental Entity all amounts required to be so withheld and paid). Company has complied with all applicable Laws relating to Tax information reporting and record retention.

(ii)            Audits. There is no audit, examination, deficiency or proposed adjustment, or administrative or judicial proceeding with respect to any Tax Returns or Taxes of Company (“Tax Contest”) that are pending, neither Company nor Seller have received any written notice of such Tax Contest, and, to the Knowledge of Seller, no Tax Contest has been expressly threatened. All deficiencies asserted or assessments made or proposed in writing against Company with respect to Taxes have been timely paid in full or have been fully resolved. There are no outstanding waivers or extensions of the statutory period of limitations for a Tax assessment or deficiency with respect to Taxes of Company, and Company is not the beneficiary of an extension of time to file a Tax Return (other than extensions to file Tax Returns pursuant to an automatic extension that has been duly perfected), in each case which waiver or extension is currently in effect. No request for any such extension or waiver is currently pending.

(iii)           Other. Company has not granted any power of attorney that is currently in effect with respect to any Tax matters. Company (A) has not applied for any Tax ruling; and (B) is not, and has never been, a party to or bound by any Tax allocation, sharing, receivable, or similar Contract or any other express or implied agreement to indemnify any other Person or otherwise (other than pursuant to the customary provisions of a commercial agreement with customers, vendors, lenders, lessors or the like (and for the avoidance of doubt, excluding Seller)) entered into in the Ordinary Course of Business a primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements (a “Customary Agreement”). Company has timely paid in full all Taxes required to be paid by or on behalf of it pursuant to any Customary Agreement. There are no Liens for Taxes on any of the assets of Company (other than Liens for Taxes described in clause (b) of the definition of “Permitted Liens”).

(iv)           Reportable Transactions. Company has not been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations § 1.6011-4(b) or any substantially similar transaction.

(v)            No 355 Transactions. During the five-year period preceding the date hereof, Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(vi)           Tax Status. Seller is, and at all times since the Formation Date has been, a validly electing S corporation pursuant to Sections 1361 and 1632 of the Code for federal and applicable state and local Income Tax purposes. Company is, and at all times since the Formation Date has been, a “qualified subchapter S subsidiary” of Seller within the meaning of Section 1361(b)(3)(B) of the Code for federal and applicable state and local Income Tax purposes. On or prior to the Closing Date, if requested by Buyer within a reasonable timeframe prior to Closing, Company shall have converted into an Iowa limited liability company that has not elected to be treated as a C corporation for federal and applicable state and local income Tax purposes.

(vii)          Timing of Income and Deductions. Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date (including adjustments pursuant to Section 481 of the Code); (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax law) executed on or prior to the Closing Date; (C) installment sale, open transaction method, or the cash method of accounting with respect to a transaction that occurred on or prior to the Closing Date; or (D) prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date; (E) intercompany transactions or any excess loss account described in Section 1.1502-19 of the Treasury Regulations (or any similar provision of state, local or foreign Law); (F) application of Section 108(i) of the Code; (G) the long-term contract method of accounting; or (H) debt instrument held prior to the Closing that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or subject to the rules set forth in Section 1276 of the Code.

(viii)         Taxing Jurisdictions. Since the Formation Date, no Governmental Entity with which Company does not file Tax Returns has asserted in writing that Company is or may be required to pay Taxes to or file Tax Returns with that Governmental Entity and Company has no knowledge of any such assertion. Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized. Company has not been a beneficiary of any Tax exemption, holiday, or other reduction contract or order, in each case, pursuant to any agreement entered into with any Governmental Entity.

(ix)           Tax Agreements with Governmental Entities. Company is not a party to any “closing agreements” described in Section 7121 of the Code (or any comparable provision of state, local or foreign Tax law), gain recognition agreement, offer in compromise, private letter rulings, technical advice memoranda or any other agreement or rulings with any Governmental Entity in respect of Taxes.

(x)            Liability for Taxes of Other Persons. Company does not have any liability for the Taxes of any Person (including any predecessors) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(xi)           Related Party Transactions. All related party transactions involving the Company have been conducted at arm’s length in compliance with Code Section 482 and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(xii)          COVID-19. Company has not deferred the payment of any payroll Taxes pursuant to Section 2302 of the CARES Act or IRS Notice 2020-65. Company claimed the “employment retention credit” within the meaning of Section 2301 of the CARES Act. All statements and information provided by Company, Seller or any of their respective Affiliates with respect to its application or claim for such credit was true, correct and complete in all respects.

(xiii)         Sales and Use Taxes. All Taxes required to have been collected and paid on the sale of products or taxable services by Company (whether or not denominated as sales or use taxes) have been properly and timely collected and paid, or all sales tax exemption certificates or other proof of the exempt nature of sales of all products or services have been properly collected and, if required, submitted to the appropriate Governmental Entities.

(xiv)         Unclaimed Property. Company is in material compliance with all escheat or unclaimed property Laws, and Company has no liability to pay over any amount to any Governmental Entity any cash or other property under escheat or unclaimed property Laws.

(xv)          Company has no potential liability for any Tax under Code §1374. Company has not, in the past 5 years, (A) acquired assets from another corporation or other Person in a transaction in which Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

(xvi)         From its date of incorporation until immediately before Closing, Company has not executed any Contract, including, but not limited to, a lease, employment agreement, or loan agreement, where a principal purpose of the agreement was to circumvent the one class of stock requirement of Code § 1361(b)(1)(D). No material Tax holidays, abatements, exemptions, incentives or similar grants have been made or awarded to Company by any Governmental Authority.

(h)             Absence of Certain Changes. Except as set forth on Section 3.01(h) of the Disclosure Schedule, from the date of the Recent Balance Sheet to the date of this Agreement, Company has operated its business in the Ordinary Course of Business and there have not been any events or occurrences that have resulted in, or that could reasonably be expected to result in, a Material Adverse Effect. Except as set forth on Section 3.01(h) of the Disclosure Schedules, since the date of the Recent Balance Sheet to the date of this Agreement, Company has not:

(i)             incurred any Indebtedness, except borrowings from banks or similar financial institutions necessary to meet Ordinary Course of Business working capital requirements pursuant to commitments in place as of the date of the Recent Balance Sheet;

(ii)            mortgaged, pledged or subjected to any Lien, any of the assets of Company, except for Permitted Liens;

(iii)           sold, assigned or transferred any of its assets or properties, except in the Ordinary Course of Business;

(iv)           materially increased the compensation (including bonuses, commissions, or other benefits) payable to any employee or independent contractor of Company, except for increases in the Ordinary Course of Business or provided for in any Contract or Company Benefit Plan in effect;

(v)            merged, combined, amalgamated or consolidated with any Person;

(vi)           made any changes in its methods of financial accounting or financing accounting practices, except as required by changes in GAAP;

(vii)          made any capital expenditures or commitments exceeding $50,000 per expenditure or commitment, or $100,000 in the aggregate with respect to all such expenditures and commitments;

(viii)        entered into any Contract (or series of reasonably related Contracts, each of which materially relates to the underlying transaction as a whole) involving more than $500,000 annually;

(ix)           suffered any material loss, damage or destruction affecting Company’s assets or properties (whether or not covered by insurance);

(x)            entered into, terminated, adopted or amended any change of control or severance arrangement or any other similar plan;

(xi)           materially delayed or postponed the payment of any accounts payable or commissions or any other liability or agreed or negotiated with any Person to extend the payment date of any accounts payable or commissions or any other liability;

(xii)          cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) in an amount more than $100,000;

(xiii)         accelerated the collection or receipt of, or discounted, any Account Receivables outside the Ordinary Course of Business;

(xiv)         settled or compromised any pending or threatened Action;

(xv)          terminated the employment of any employee or the engagement of any service provider (whether voluntary or involuntary), other than, with respect to service providers and non-management employees, in the Ordinary Course of Business and excluding the expiration of an employment or engagement Contract in accordance with its terms;

(xvi)         sold, assigned or transferred any Company Intellectual Property;

(xvii)        entered into, terminated or modified in any material respect or waived or released any material right under, or suffered any default under (i) any Contract with any Affiliate, other than intercompany payables and receivables in the Ordinary Course of Business which will be satisfied at or before Closing, or (ii) any Material Contract;

(xviii)       (i) made or changed any material Tax election, (ii) filed any amended Tax Return, (iii) settled or compromised any material Tax assessment, claim, audit or liability, (iv) surrendered any right to claim a material Tax refund, (v) consented to any extension or waiver of the limitations period applicable to any material Tax assessment that would be in effect after the Closing, (vi) changed any method of Tax accounting or practice or (vii) made any change in any method of financial accounting or financial accounting practice or policy (including as related to pricing, payment and collection of payment, prepayment of expenses, accrual of expenses, and deferral and recognition of revenue) other than those required by GAAP;

(xix)          issued, or authorized the issuance of, any shares of capital stock or other equity security or any Contingent Company Equity;

(xx)          suffered any material casualty losses or other extraordinary losses; or

(xxi)         authorized or entered into any Contract to do any of the foregoing.

(i)             Litigation and Orders. Except as set forth on Section 3.01(i) of the Disclosure Schedule, there is no (i) Action pending or, to the Knowledge of Seller, threatened in writing against Company or, (ii) to the Knowledge of Seller, as to matters related to Company, Actions against any of its directors, stockholders, managers or officers (in such capacity). There is no outstanding Order against Company, or related to the Contemplated Transactions or the Related Agreements, excluding Orders of general application that are not material. There is no Action by Company pending, or which Company has commenced preparations to initiate, against any other Person.

(j)             Compliance with Laws; Permits.

(i)             Except as set forth on Section 3.01(j) of the Disclosure Schedule, from November 1, 2019 until the date hereof, (i) Company has been in compliance in all material respects with all applicable Laws and Orders, and (ii) Company has not received any written notice from any Governmental Entity alleging any material violation of any applicable Law or Order.

(ii)            Company and, to the Knowledge of Seller, its directors, officers, employees, agents acting on its behalf, at all times since the Formation Date: (A) have complied in all material respects with Anti-Corruption Laws; and (B) have not unlawfully offered, promised or made payments of money or anything of value, whether directly or indirectly, to any government official to (1) influence any official act or decision of a government official, (2) induce a government official to do or omit to do any act in violation of a lawful duty, (3) secure any improper business advantage or (4) obtain or retain business for, or otherwise direct business to, Company. Company is not, nor to the Knowledge of the Seller is any officer, employee, director or agent of Company, a Sanctioned Person, nor has Company or, to the Knowledge of the Seller, any such other Person, been a Sanctioned Person at any time since the Formation Date.

(iii)           Company is in possession of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Entity necessary for Company to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”), all of which are valid and in full force and effect, and no suspension, revocation, cancellation or adverse modification of any Permit is pending or, to the Knowledge of Seller, threatened in writing. Since November 1, 2019, Company has been in compliance in all material respects with all Permits.

(k)             Environmental Matters. Except as expressly set forth on Section 3.01(k) of the Disclosure Schedule:

(i)             Company is currently, and in the five years preceding the date hereof has been, in material compliance with all Environmental Laws applicable to the operations of Company during the relevant time period;

(ii)            Since the Formation Date, no Hazardous Substances have been Released by Company, or to the Knowledge of Seller, any other Person, at any facility currently or formerly owned, leased or operated by Company, or transported to any other location from any facility currently or formerly owned, leased or operated by Company, in each case in a manner that would reasonably be expected to result in material liability to Company under any applicable Environmental Law;

(iii)           Neither Seller nor Company received written notice, the subject matter of which is unresolved, and there is no Action pending, or to the Knowledge of Seller, threatened against Company, alleging any liability under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation under any Environmental Law. Company is not subject to any order, settlement agreement or other written agreement by or with any Governmental Entity or third party imposing any material liability or obligation with respect to any of the foregoing matters;

(iv)           Company has obtained and at all times materially complied with, and is in material compliance with, all Permits required under applicable Environmental Laws to lease and operate its properties and assets and to conduct its business as currently conducted;

(v)            Company has not expressly assumed or retained any liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business;

(vi)           Company has furnished or made available to Buyer all environmental audits, reports, and other material environmental documents relating to Company’s past or current properties, facilities, or operations that are in its possession, custody, or under its reasonable control; and

(vii)          There are no other circumstances or conditions involving Company that could reasonably be expected to result in any material claims, liability, investigations, costs or restrictions on the use or transfer of any property in connection with any Environmental Law.

(l)             Assets. Except as set forth on Section 3.01(l) of the Disclosure Schedules:

(i)             Title. Company has good and valid title to all of the material assets owned by it or used by it in the conduct of its business (other than assets that are leased as set forth on Section 3.01(l)(i) of the Disclosure Schedule), including all assets reflected on the Recent Balance Sheet (except for any assets sold since the date of the Recent Balance Sheet in the Ordinary Course of Business). The material assets owned, leased or licensed by Company constitute all of the assets necessary for Company to carry on its business as currently conducted and as conducted since the Formation Date. Such owned assets are held free and clear of all Liens other than Permitted Liens.

(ii)            Condition. All material tangible personal property owned by Company has been maintained in all material respects in accordance with generally accepted industry practice, and is in all material respects in good operating condition and repair, ordinary wear and tear excepted, and conforms in all material respects with all applicable Laws. To the Knowledge of Seller, all finished goods and other products produced or sold by the Company during the prior 3-year period were, at the time of sale or delivery thereof, free from defects in materials and workmanship. The Company has not received notice of any defects in materials or workmanship with respect to any good or services delivered during the prior 3-year period which defects have not been remedied to the customer’s satisfaction. The Company has no obligations, liabilities, set-offs or deductions arising out of defects or non-conformities in goods or services produced by the Company, (including, without limitation, any defects in materials and workmanship related to inventory and work in process held by the Company, or finished goods and other products produced or sold by the Company during the prior 3-year period), that have not been satisfied or accounted for and recorded in the books and records of the Company in the Ordinary Course of Business in accordance with GAAP. The Company has received no written claims under any warranties, express or implied, applicable to its goods and products that have not been settled or otherwise satisfied in full.

(iii)           Real Property. Company does not own, and has never owned, any real property, or any option or contractual right to acquire an ownership interest in any real property, including any land, buildings, structures, fixtures, improvements or other interests in real property, in fee. Company is not a landlord or sublandlord with respect to any Real Property Lease or similar occupancy agreement. Section 3.01(l)(iii) of the Disclosure Schedule sets forth a complete and accurate list of the street address of each parcel of real property leased, licensed, used or occupied by Company or any Affiliate of Company (with respect to Company’s business) (the “Real Property”). Seller has provided Buyer with true, correct and complete copies of all leases and subleases, license, concession or other agreements related to the Real Property including all amendments, extensions, renewals, guaranties, modifications, and other agreements with respect thereto, to which Company is a party (the “Real Property Leases”). Company has a valid, binding, enforceable leasehold interest in each Real Property, as lessee or sublessee, in each case in full force and effect and free and clear of all Liens other than Permitted Liens. The Real Property comprises all of the real property leased to or by Company. Company has neither received nor provided any written notice of termination or cancellation, or of any monetary or material non-monetary default or event that with notice or lapse of time, or both, would constitute a monetary or material non-monetary default by the lessee or lessor and remains unresolved or would permit the termination, modification or acceleration of rent, under any of the Real Property Leases. Other than Company, there are no other tenants residing on the Real Property, and, to the Knowledge of Seller, no Person other than Company or, to the extent applicable, the owner of the Real Property has any right or option to acquire or lease (or otherwise has any right, title or interest in) any portion of or interest in the Real Property. Company has not received written notice that any public improvements have been commenced or are planned that will result in special assessments against or otherwise materially adversely affect any Real Property. To the extent required by applicable Law, there are currently in full force and effect certificates of occupancy permitting the Real Property to be used and occupied by Company as the same are currently constituted and Company is not in violation of, in any material respect, any zoning, building, safety or environmental ordinance, acquisition or requirement or Law applicable to any Real Property or machinery. Use of the Real Property for the various purposes for which it is presently being used is permitted as of right under applicable zoning laws and is not subject to a “permitted non-conforming” use or structure classification. Company does not owe any brokerage commission or finder’s fee with respect to any Real Property Lease which is not paid or accrued in full. Company has not entered into any subordination and non-disturbance agreement with respect to any parcel of Real Property for which there is a loan secured by the underlying parcel that is superior to Company’s interest in the applicable Real Property. Company has not collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein, other than with respect to Paid-Off Indebtedness with respect to which such collateral assignment or grant of security interest has been terminated as of Closing or will be terminated pursuant to a Payoff Letter and is included as Indebtedness in the Purchase Price adjustment under Article II hereof. No material damage or destruction has occurred with respect to any of the Real Property for which Company may be liable and the Real Property is in good condition and repair in all material respects. Company enjoys peaceful and undisturbed possession of the Real Property. The improvements and fixtures at the Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted. The premises leased pursuant to each Real Property Lease are supplied with systems, utilities and other services, and such systems, utilities and other services have been installed and are operational, as necessary for the operation of such premises to conduct Company’s business as presently conducted, and all hook-up fees or other similar fees or charges have been paid in full. The premises leased pursuant to each Real Property Lease are sufficient for the operation of the business of Company as presently conducted. Company has not experienced any material disruptions to its operations arising out of any recurring loss of electrical power, flooding, limitations to access to public sewer and water or restrictions on septic service. All utilities servicing the Real Property are publicly provided and maintained. Each parcel of Real Property has direct access to a public street adjoining the Real Property, and such access is not dependent on any land or other real property interest which is not included in the Real Property. None of the improvements for the Real Property or any portion thereof is dependent for its access, use, or operation on any land, building, improvement, or other real property interest which is not included in the premises leased pursuant to each Real Property Lease. None of the driveways, parking areas and loading docks located at the Real Property are shared with any Person, nor are they subject to any easement or common use agreements. All of the streets, roads and avenues adjoining or adjacent to the Real Property are publicly owned and maintained without assessment or charge to Company.

(iv)           Condemnation. Neither the whole nor any portion of the assets of Company is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefor, nor has Company received any written notice of any of the foregoing and, to the Knowledge of Seller, no such condemnation, expropriation or taking is planned, scheduled or proposed.

(m)            Insurance. Section 3.01(m) of the Disclosure Schedule contains a true, correct and complete list of all insurance policies of Company in effect as of the date of this Agreement, other than policies that fund any Company Benefit Plan (the “Company Insurance Policies”), together with the carriers and liability limits for each such Company Insurance Policy. Company has not received written notice of cancellation, termination, reduction of coverage or material premium increases with respect to any Company Insurance Policy, and all Company Insurance Policies are in full force and effect. All premiums with respect to Company Insurance Policies have been paid to the extent due. Company has not been refused any coverage by an insurer of a Company Insurance Policy, nor has coverage been limited by any insurer to which the Company has applied for insurance or with which Company has carried insurance. No written notice of cancellation, non-renewal or termination has been received with respect to any Company Insurance Policy which was not replaced on substantially similar terms prior to the date of such cancellation. All Company Insurance Policies will continue in full force and effect for the benefit of the Company immediately following the consummation of the Contemplated Transactions, other than those Company Insurance Policies identified in Section 3.01(m) of the Disclosure Schedule as group insurance policies (as to which the Company will not be provided coverage following Closing). The Company has notified the applicable insurer under the Company Insurance Policies of all material claims that are or would reasonably be expected to be covered by the Company Insurance Policies.

(n)             Material Contracts. Unless otherwise specified below in this Section 3.01(n), Section 3.01(n) of the Disclosure Schedule sets forth a list of each of the following types of Contracts to which Company is a party as of the date of this Agreement or under which there are any outstanding performance obligations or liabilities (other than contingent indemnity obligations for which no claims have been made) (each, a “Material Contract”):

(i)             any Contract involving the lease, use or occupancy of Real Property by Company;

(ii)            any Contract under which (A) Intellectual Property owned by a third party is licensed to Company, other than internal use licenses of commercially available software in object code form for aggregate fees of less than $50,000 or (B) Company grants licenses to any third party with respect to any Company Intellectual Property, excluding any non-exclusive licenses granted by Company to customers in the Ordinary Course of Business pursuant to the standard form agreements of Company;

(iii)           any Contract relating to or evidencing Indebtedness or pursuant to which Company guarantees or secures the Indebtedness of any other Person;

(iv)          any employment Contract (A) with any management-level employee of Company, (B) with salaried exempt personnel having an aggregate annual compensation in excess of $125,000, or (C) providing severance, retention, change in control or transaction payments or benefits;

(v)           any joint venture, partnership or similar Contract;

(vi)          any Contract with any Governmental Entity;

(vii)         any Contract with any Related Party of Company;

(viii)        any Contract providing for indemnification to or from any Person with respect to liabilities relating to any current or former business of Company, other than those implied or imposed by Law and performance and indemnity obligations entered into in the Ordinary Course of Business;

(ix)           any Contract relating to settlement of any Action from November 1, 2019 until the date of this Agreement (A) involving payment by Company of more than $25,000 or (B) imposing any material obligation on the Company;

(x)            each Contract (other than a Contract with a customer or supplier) that provides for payments to or from Company or any its Subsidiaries in excess of $200,000 individually or in the aggregate within any 12-month period, or that involved payments to or from Company or any of its Subsidiaries in excess of $200,000 individually or in the aggregate in the fiscal year 2022 or during the 11 months ended September 30, 2023;

(xi)           each Contract with the customers referenced in Section 3.01(t) of the Disclosure Schedule (provided, however, that each such Contract is not listed on Section 3.01(n)(xi) of the Disclosure Schedule but, rather, made available to Buyer in Virtual Data Room folder 11.1), or individual Contracts with suppliers or any other customers that provides for payments to or from Company or any its Subsidiaries in excess of $250,000 and entered into between November 1, 2021 and September 30, 2023; and

(xii)          any Contract containing any non-competition covenant that restricts, or purports to restrict, the business activity of Company, or that restricts the right of Company to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights.

Seller has made available to Buyer a true, correct and complete copy of each Material Contract. Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, each Material Contract is in full force and effect and is legal, valid, binding and enforceable against Company and, to the Knowledge of Seller, the other party or parties thereto, in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Company is in compliance and, to the Knowledge of Seller, each other party thereto is in compliance, in all material respects, with all material terms of each Material Contract. Company has not received nor sent any claim of any breach, violation or default of any Material Contract.

(o)             Labor and Employment; Compliance with Laws. Except as set forth on Section 3.01(o) of the Disclosure Schedule, from November 1, 2019 to the date hereof, Company has been in compliance in all material respects with applicable federal and state labor and employment Laws and there has been no claim, charge, demand for arbitration, or grievance pending or, to the Knowledge of Seller, threatened in writing against Company relating to terms and conditions of employment or unfair labor practices, including without limitation allegations of wage and hour violations, discrimination, harassment, or retaliation. Company is not party to, currently negotiating, or under any obligation to negotiate, any collective bargaining or other Contract with any labor union or other representative of a group of employees. To the Knowledge of Seller, there are no unfair labor practice complaints pending or threatened in writing against Company before the National Labor Relations Board or similar labor relations authority. From November 1, 2019 until the date hereof, there have been no work slowdowns, lockouts, stoppages, picketing or strikes pending or, to the Knowledge of Seller, threatened in writing between Company and its employees. To the Knowledge of Seller, (x) there is no organization effort pending or threatened in writing by any labor union to organize any employees of Company and (y) no labor union has made a demand for recognition as the exclusive bargaining agent of any employees of Company at any time from November 1, 2019 until the date hereof. From November 1, 2019 until the date hereof, Company has not taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment Retraining and Notification Act of 1988, as amended, or under any applicable state Law governing plant closings or mass layoffs. From November 1, 2019 until the date hereof, all individuals who are or were performing services for Company are or were correctly classified under all applicable Laws as either “independent contractors” or “employees,” as the case may be.

(p)             Employee Benefit Plans.

(i)             Benefit Plans. Section 3.01(p)(i) of the Disclosure Schedule sets forth a list of all material Company Benefit Plans. Except for the plans designated in Section 3.01(p)(i) of the Disclosure Schedule as “Sale Company Benefit Plans” all Company Benefit Plans are group plans maintained by Seller for employees of Seller and its subsidiaries, including Company. Following the Closing, Company personnel will no longer participate in Company Benefit Plans other than Sale Company Benefit Plans.

(ii)            Documentation. With respect to each Sale Company Benefit Plan, Seller has made available to Buyer a true, correct and complete copy of the following, as applicable: (A) the current written plan document and any amendments thereto or, if the Sale Company Benefit Plan is not in writing, a written summary of such Sale Company Benefit Plan; (B) the most recently distributed summary plan description and any summary of material modifications thereto; (C) any trust agreement; (D) the most recently received IRS determination or opinion letter, if the Sale Company Benefit Plan is intended to be qualified under Section 401 of the Code; and (E) the most recently prepared financial statements, if applicable; (F) the nondiscrimination testing reports for any Sale Company Benefit Plan for the past three (3) years; and (G) the Forms 1094 and 1095 filed by Company for the past three (3) years.

(iii)           Multiemployer and Funded Plans. Neither Company, any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has any liability or obligation with respect to, or has in the past six years sponsored, maintained or contributed to or incurred any liability or obligation (contingent or otherwise) with respect to, any employee benefit plan that is (A) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (B) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which Company or any ERISA Affiliate could incur liability under Section 4063 or Section 4064 of ERISA or (C) a plan subject to Title IV of ERISA or Section 412 of the Code. For purposes hereof, “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and “ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with Company and that, together with Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(iv)           Compliance. Each Company Benefit Plan is and has been in compliance, in all material respects, in form and operation with its own terms and applicable Laws and all notices, reports and information relating to Company Benefit Plans required to be filed with any Governmental Entity have been timely filed and provided. There is no Action pending (other than routine claims for benefits being reviewed pursuant to the plan’s internal claim and approval process) or, to the Knowledge of Seller, threatened, with respect to any Company Benefit Plan or against the assets of any Company Benefit Plan. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has previously received a favorable IRS determination letter as to the tax-qualified status of the form of the plan and trust or is evidenced by a prototype or volume submitter plan document for which the opinion letter of the sponsor may be relied upon; and nothing has occurred since the date of such determination or opinion letter that could adversely affect the qualified status of any Company Benefit Plan. With respect to the Sale Company Benefit Plans, all required contributions to, and premiums or other payments on account of each Sale Company Benefit Plan have been made in all material respects in full on a timely basis or properly accrued.

(v)            No Post-Employment Benefits. Except as set forth on Section 3.01(p)(v) of the Disclosure Schedule, none of Company Benefit Plans provides for or promises post-employment medical, disability or life insurance benefits to any current or former employee, officer or director of Company or any of their respective dependents other than health continuation coverage required by Section 4980B of the Code or any similar state or local law.

(vi)           Affordable Care Act Matters. Each Company Benefit Plan that is a “group health plan” within the meaning of Section 5000(b)(1) of the Code is in compliance with the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, including the market reform mandates and the information reporting rules. Company has offered minimum essential health coverage, satisfying affordability and minimum value requirements, to its full-time employees sufficient to avoid liability for assessable payments under Sections 4980H(a) and 4980H(b) of the Code. Company has complied with the applicable reporting requirements under Sections 6055 and 6056 of the Code.

(vii)          No Benefits Triggered. Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or together with any other event) will (A) entitle any current or former employee or director of or individual service provider to Company to any payment or benefit (including any bonus, retention, severance, retirement or job security payment or benefit) under any Company Benefit Plan or other arrangement creating post-Closing obligations of Company, or (B) accelerate the time of payment or vesting or trigger any payment or funding of compensation or benefits, or increase the amount payable or trigger any other obligation to any current or former employee or director of or any individual services provider to Company under any Company Benefit Plan or other arrangement creating post-Closing obligations of Company, or (C) directly or indirectly result in any payment made to or on behalf of any Person to constitute a “parachute payment” within the meaning of Section 280G of the Code; and the Seller and Company do not have any obligation to “gross up” any Person for any Taxes under Sections 409A or 4999 of the Code.

(q)             Intellectual Property Rights; Privacy and Cybersecurity Matters.

(i)             Section 3.01(q)(i) of the Disclosure Schedule sets forth a list of all patents, registered trademarks, registered copyrights, registered Internet domain names and pending registration applications for any of the foregoing included in Company Intellectual Property (“Company Registered Intellectual Property”). All registrations and applications relating to such Company Registered Intellectual Property have been properly made and filed, and all annuity, maintenance, renewal and other fees relating to such Company Registered Intellectual Property are current. All of Company Registered Intellectual Property is subsisting and valid and enforceable.

(ii)            Except as set forth in Section 3.01(q)(ii) of the Disclosure Schedule, the conduct of the business as conducted by Company does not infringe upon, misappropriate or otherwise violate, and has not infringed upon, misappropriated, or otherwise violated any Intellectual Property of any other Person. From November 1, 2019 until the date hereof, Company has not received any written notices or claim (including an invitation to take a license) suggesting or alleging that any such infringement, misappropriation or violation is or may be occurring or has or may have occurred. To the Knowledge of Seller, no third party is infringing any Company Intellectual Property.

(iii)           Company exclusively owns all Company Intellectual Property, free and clear of all Liens other than Permitted Liens. Company owns or possesses the valid and enforceable right to use all Intellectual Property used in the operation of Company’s business as conducted on the date hereof.

(iv)           Company has taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a trade secret of Company, including maintaining a policy requiring all employees, consultants and contractors of Company with access to such trade secrets to execute and deliver to Company proprietary information and confidentiality agreements.

(v)            Neither the execution and delivery of this Agreement or the Related Agreements nor the consummation of the Contemplated Transaction will give rise to any right to terminate any agreement or license with respect to any material Company-owned Intellectual Property (excluding Intellectual Property licensed from third parties) of the Company.

(vi)           Company (A) has implemented, and maintains and enforces, commercially reasonable administrative, technical, and physical safeguards, including the adoptions, implementation, maintenance and enforcement of a written information security program, incident response plan and disaster recovery and business continuity plan, in each case, designed to ensure the protection of Company Data, IT Systems and financial transactions against loss, interruption of use, destruction, damage, and unauthorized access, use, acquisition, and disclosure; (B) performs routine vulnerability scans and penetration testing on its IT Systems; (C) timely installs software security patches and other fixes to identified material information security vulnerabilities; and (D) maintains commercially reasonable privacy/cybersecurity insurance in coverage types and amounts reasonably sufficient to withstand and remediate an Information Security Incident or a violation of any Privacy and Data Security Requirement. In the three-year period prior to the date hereof, there have been no failures, crashes, viruses, or other similar adverse events affecting the IT Systems that have caused material disruption to the operations of Company. Company contractually imposes obligations on all of its vendors and partners that handle or have access to Company Data or IT Systems to implement and maintain commercially reasonable safeguards to protect such Company Data or IT Systems.

(vii)          Company has collected, stored, retained, maintained, transferred, destroyed and otherwise used all Company Data, and protects the security and integrity of its Company Data, IT Systems and financial transactions, in each case, in compliance in all material respects with all Privacy and Data Security Requirements. Company has not received any written claim or notice alleging that Company is not in compliance with any Privacy and Data Security Requirement, or that Company has been the subject of any audit or inquiry by a Governmental Entity in relation to any Privacy and Data Security Requirement. To the Knowledge of Seller, there is no reasonable basis for any action against Company related to a violation of any Privacy and Data Security Requirement. Company does not collect or transmit, and has not collected or transmitted, any Personally Identifiable Information outside of the United States that would subject Company to any international Privacy Laws. To the Knowledge of Seller, (A) there is no suspected Information Security Incident that is part of any on-going or open investigation by Company; and (B) Company has no information that would cause a reasonable person to investigate the possibility of an Information Security Incident.

(viii)         Neither Company, nor, to the Knowledge of Seller, any vendor or partner of Company that has handled or had access to any Company Data or IT Systems, has experienced an Information Security Incident. Company has not received any written claim or notice that an Information Security Incident may have occurred or is being investigated.

(ix)           Neither the execution, delivery or performance of this Agreement, nor the consummation of the Contemplated Transactions, will constitute a violation of any Privacy and Data Security Requirement, or require the consent of or notice to any Person with respect to the use or transfer of such Person’s data. Company has the necessary rights to Company Data to grant the rights and transfers thereof pursuant to this Agreement and the consummation of the Contemplated Transactions.

(r)              Related Party Transactions. Except as set forth in Section 3.01(r) of the Disclosure Schedule, no Related Party of Seller or Company (i) owns any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of Company; (ii) owns any interest in any property (real or personal, tangible or intangible) that Company uses or has used in or pertaining to Company’s business; (iii) has any business dealings or a financial interest in any transaction with Company or involving any assets or property of Company, (iv) is party to any Contract, arrangement or other transaction with Company (except for this Agreement and the Related Agreements).

(s)             Suppliers. Section 3.01(s) of the Disclosure Schedule sets forth (A) a true and complete list of the top 10 suppliers of Company from which Company ordered products or services for the 12-month period ended August 31, 2023, and (B) the amount of consideration purchased from each such supplier during each such period. Company has not received any written notice that there has been any material adverse change in the price or availability of such supplies or services provided by any such supplier, subject to general and customary price increases.

(t)              Customers. Section 3.01(t) of the Disclosure Schedule sets forth (A) a true and complete list of the top 10 customers of Company for the 12-month period ended August 31, 2023, and (B) the amount of consideration paid by each such customer during each such period. Company has not received any written notice that any such customer intends to cease or materially reduce its purchases from Company, terminate its dealings with Company or renegotiate any agreed pricing.

(u)             Fees. Except with respect to certain arrangements between Company and Stephens, neither Company nor any of its Affiliates has paid or become obligated to pay any fee or commission to any broker or finder in connection with the Contemplated Transactions.

(v)             [Intentionally Omitted].

(w)            Brokers and Other Advisors. Except for Stephens (the fees of which will be paid in full at Closing by Seller), no broker, investment banker, financial advisor or other Person is, directly or indirectly, entitled or will be entitled to any broker’s, finder’s, agent’s, financial advisor’s or other similar fee, commission or charge in connection with this Agreement or the Contemplated Transactions based upon arrangements made by or on behalf of the Seller or Company.

(x)             PPP Loan. Seller applied for and received a “Paycheck Protection Program” loan through the U.S. Small Business Administration under the CARES Act, based on the employees of itself and its subsidiaries, including the Company. That loan has been forgiven in full by the terms of the Paycheck Protection Program. All information provided by Seller or Company or any of their respective Affiliates in connection with the application for such loan was true, correct and complete.

(y)             No Other Representations. Except for the representations and warranties in this Section 3.01 (each as qualified or modified by the Disclosure Schedule), neither Seller nor any other Person on Seller’s behalf has made or is making any other express or implied representation or warranty, either written or oral, to Buyer, including (i) any representations or warranties with respect to any projections, forecasts or information disclosed, discussed or made available in management or due diligence meetings or presentations, offering memoranda, in the Virtual Data Room or any other online or physical data room or in any other formats or contexts; (ii) any representations or warranties regarding the prospects of Company or its assets, liabilities, business or operations or any other matters or circumstances; and (iii) any “10b-5” or similar representation or warranty that information furnished or made available by Seller or Company includes or will include all material facts and does not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, and Seller hereby expressly disclaims any and all other representations and warranties whatsoever.

Section 3.02           Representations and Warranties of Buyer. Buyer makes the following representations and warranties to Seller as of the date hereof and as of the Closing Date:

(a)             Due Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all requisite corporate power, legal right and authority to execute and deliver this Agreement and the Related Agreements to which it is a party to be executed and delivered by Buyer and to carry out the Contemplated Transactions.

(b)             Authority. The execution and delivery by Buyer of this Agreement and the Related Agreements to which it is a party to be executed and delivered by Buyer and the consummation by Buyer of the Contemplated Transactions have been duly authorized by Buyer. No other or further organizational act on the part of Buyer is necessary to authorize this Agreement or the Related Agreements to which it is a party to be executed and delivered by Buyer or the consummation by Buyer of the Contemplated Transactions. Assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, this Agreement constitutes, and when executed and delivered, the Related Agreements to which it is a party to be executed and delivered by Buyer will constitute, valid and binding agreements of Buyer, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

(c)             No Violation. Except as set forth on Section 3.02(c) of the Disclosure Schedule, neither the execution and delivery by Buyer of this Agreement or the Related Agreements to be executed and delivered by Buyer nor the consummation by Buyer of the Contemplated Transactions (i) will violate any Law or Order applicable to Buyer; (ii) will require any authorization, consent or approval by, filing with or notice to any Governmental Entity with respect to or as a result of Buyer being a party to the Contemplated Transactions (it being understood that Buyer is not making any representations regarding whether any authorizations, consents or approvals are required in connection with any leases or Contracts to which Company is a party); or (iii) will violate or conflict with, constitute a default under, result in the automatic termination or give rise to a right of termination or modification of, or accelerate the performance required by, the express terms of the organizational documents of Buyer or of any Contract to which Buyer is a party, except for such violations, conflicts, defaults, terminations, modifications or accelerations that, individually or in the aggregate, would not be reasonably expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the Contemplated Transactions.

(d)             Litigation. There is no Action pending or, to the knowledge of Buyer, threatened in writing against Buyer or any of its Affiliates, and there is no outstanding Order against Buyer or any of its Affiliates, in each case that, individually or in the aggregate, would be reasonably expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the Contemplated Transactions.

(e)             Financial Ability; Solvency. Notwithstanding anything in this Agreement to the contrary, Buyer understands, acknowledges and agrees that under the terms of this Agreement, Buyer’s obligation to consummate the Contemplated Transactions is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements. After giving effect to the Contemplated Transactions, including the Financing, and the payment of the Purchase Price and all other payments required to be made by Buyer under this Agreement, including, if applicable, Section 2.05, and all of the fees, costs and expenses of Buyer arising from or related to this Agreement or the Contemplated Transactions, Buyer will be solvent as of immediately after the consummation of the Contemplated Transactions. Buyer is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors.

(f)              Investment Purpose. Buyer is purchasing the Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable securities Laws. Buyer acknowledges that the sale of the Shares hereunder has not been registered under the Securities Act or any state securities laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. Buyer represents that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

(g)             No Foreign Person. Buyer is not a “foreign person” within the meaning of 31 CFR Section 800.224.

(h)             Fees. Neither Buyer nor any of its Affiliates has paid or become obligated to pay any fees or commissions to any broker or finder in connection with the Contemplated Transactions, except for the payment of Company transaction costs as contemplated by this Agreement.

(i)              Independent Investigation; Non-Reliance; Financial Projections.

(i)             Buyer is relying on (in addition to the representations and warranties made by Seller in Section 3.01 (each as qualified or modified by the Disclosure Schedule)), and in the making of the decision to enter into this Agreement, to elect not to exercise its rights under Section 7.01(g) (as applicable), and to consummate the Contemplated Transaction, Buyer has relied and will rely on (in addition to the representations and warranties made by Seller in Section 3.01 (each as qualified or modified by the Disclosure Schedule)), the basis of its own investigation, examination and valuation of Company, the business of Company, and the Shares. Buyer is acquiring the Shares based on the results of its own inspections and investigations and the inspections and investigations of its Representatives, and not in reliance on any representation or warranty of Seller regarding Company not set forth in Section 3.01. In light of these inspections and investigations and the representations and warranties made to Buyer in Section 3.01, Buyer hereby (i) expressly disclaims its reliance on any representation or warranty regarding Company or Seller not set forth in Section 3.01, in each case except in the case of Fraud, and (ii) acknowledges and agrees that neither Company nor Seller is making or has made any representation or warranty, express or implied, at law or in equity, in respect of Company or Seller, except as expressly set forth in Section 3.01.

(ii)            In connection with Buyer’s investigation of Company and its business, Buyer has received from Company and/or Seller, and their Representatives, various forward-looking statements regarding Company and its business (including the estimates, assumptions, projections, forecasts and plans furnished to it) that are not expressly set forth in Article II (the “Forward-Looking Statements”). Buyer acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (ii) Buyer is familiar with such uncertainties; and (iii) Buyer is not relying on, and hereby expressly disclaims its reliance on, any Forward-Looking Statement in any manner whatsoever except for any representation or warranty with respect to any Forward-Looking Statement that is expressly set forth in this Agreement. Neither Company nor Seller nor any other Person makes any representation or warranty with respect to any Forward-Looking Statement that are not expressly set forth in this Agreement.

ARTICLE IV

Covenants

Section 4.01           Conduct of Business Prior to Closing. From the date hereof until the Closing, except as otherwise expressly permitted or specifically required by this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed and which consent may be made by email from an officer of Buyer to Company expressly providing consent in a clear and unambiguous manner without the need to copy any other Person), or as required in order to comply with any Public Health Measures, Seller shall cause Company to: (a) conduct Company’s business only in the Ordinary Course of Business, (b) maintain and preserve intact the current organization, business and franchise of Company and to preserve the rights and relationships of Company with customers and suppliers of Company, and (c) not take any action that would have been required to be disclosed on Section 3.01(h) of the Disclosure Schedule. The foregoing notwithstanding, if requested by Buyer within a reasonable timeframe prior to Closing, Seller agrees to cause the Company to convert into an Iowa limited liability company in good standing prior to Closing that (i) has not elected to be treated as a C corporation for federal and applicable state and local income Tax purposes, and (ii) have certificated membership interests. Upon such conversion, the membership interests will be considered the “Shares” for purposes of this Agreement.

Section 4.02           Access to Information.

(a)             From the date hereof through the Closing Date, Seller shall, and shall cause Company to, afford Buyer and its Representatives reasonable access (including for inspection and copying, at Buyer’s expense), at reasonable times and upon reasonable advance notice to Company’s officers and, at the reasonable discretion of Seller, to Company’s employees and Representatives, in each case, except as reasonably determined to be necessary to ensure compliance with any applicable Laws or to preserve any applicable privileges (including the attorney-client privilege, work product doctrine or similar privilege) and contractual confidentiality obligations, to Company’s properties, offices, plants and other facilities, books and records of Company, including to conduct an inventory and evaluation of raw materials and inventory; provided, that (i) such access does not unreasonably interfere with the business or operations of Company, and (ii) Buyer shall not perform, or cause to be performed, any invasive or subsurface investigation of the Real Property without the prior written consent of Seller.

(b)             After the Closing until the sixth anniversary of the Closing Date, upon reasonable prior notice, and except as determined in good faith to be necessary to ensure compliance with any applicable Laws and to preserve to any applicable privileges (including the attorney-client privilege, work product doctrine or similar privilege) and contractual confidentiality obligations, Buyer shall afford, and shall cause Company to afford, Seller and its Representatives, during normal business hours, reasonable access to the books, records and other information of Company, or any portions thereof, in Buyer’s or Company’s possession or control relating to the assets, liabilities or operations of Company with respect to periods prior to the Closing, and provide the right to make copies and extracts therefrom at Seller’s expense, to the extent such access is reasonably required by Seller in each case to the extent necessary (A) to comply with requirements imposed on Seller or its Affiliates by a Governmental Entity having jurisdiction over Seller or its Affiliates, (B) for use in any Action or in order to satisfy audit, accounting, claims, regulatory, litigation, subpoena or other similar requirements or (C) to comply with the obligations of Seller under this Agreement; provided, however, that such access shall not unreasonably interfere with the business or operations of Buyer, Company or any of their Affiliates.

(c)             Notwithstanding the provisions of this Section 4.02, although the existence of a dispute or other adversarial proceeding between or among any of the Parties shall not abrogate or suspend the provisions of this Section 4.02 as to matters other than such dispute or other adversarial proceeding between or among any of the Parties, as to any such dispute or other adversarial proceeding, the Parties may not utilize this Section 4.02, but rather, absent agreement, must utilize the applicable rules of discovery.

Section 4.03           Exclusivity. Seller agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, Seller shall not, and shall take all action necessary to ensure that Company and each of their respective Affiliates and Representatives shall not, directly or indirectly:

(a)             solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (i) relating to any direct or indirect acquisition or purchase of all or any portion of the equity or ownership interest of Company or assets of Company, other than Inventory to be sold in the Ordinary Course of Business, (ii) to enter into any merger, consolidation or other business combination relating to Company or (iii) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to Company; or

(b)             participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing matters described in this Section 4.03. As of the date hereof, Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

Seller shall notify Buyer promptly, but in any event within 24 hours, in writing if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to Buyer shall indicate in reasonable detail, subject to any confidentiality obligations that Seller may have with other such Persons, the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of such proposal, offer, inquiry or other contact. Seller shall not and shall cause Company not to release any Person from, or waive any provision of, any confidentiality or standstill agreement to which Seller or Company is a party, without the prior written consent of Buyer.

Section 4.04           Directors and Officers.

(a)             Indemnification. To the fullest extent permitted by law, Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of Company (each, an “Indemnified Person”), as provided in the organizational documents of Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms, except, for the avoidance of doubt, with respect to Actions arising out of the Contemplated Transactions and the Related Agreements; provided, however, that the foregoing shall not in any way limit Buyer or Company from seeking coverage or recovery for such indemnification obligations and advancement of expenses from the D&O Tail Policy or under any insurance policies maintained by Buyer or Company (other than policies maintained by Seller or other Affiliates of Seller under which Company is also an insured) or from any third Person who is contractually obligated to indemnify an Indemnified Person.

(b)             D&O Tail Policy. Buyer shall cause Company to obtain (effective on or prior to the Closing Date) and pay for a directors’ and officers’ liability insurance “tail” policy, to include employment practices and securities liability, covering the Indemnified Persons, with a term of six (6) years following the date of the Closing and providing coverage for claims arising from facts or events that occurred on or before the Closing Date, with coverage in amount and scope and on terms and conditions at least as favorable to the Indemnified Persons as the directors’ and officers’ liability insurance coverage presently maintained by Company (the “D&O Tail Policy”). Buyer or Company shall not terminate the D&O Tail Policy, nor shall Buyer or Company permit any of their Affiliates to terminate the D&O Tail Policy.

(c)             Third Party Beneficiaries. The provisions of this Section 4.04 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Person and his or her heirs and representatives; and (ii) in addition to, and not in substitution of, any other rights, including rights to indemnification and advancement of expenses, that any Indemnified Person may be entitled to, or hereafter acquire, under any Law, Contract, organizational document, trust agreement or otherwise.

Section 4.05           Assistance with Financing.

(a)             From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with its terms and (y) the Closing, Seller shall use and provide commercially reasonable efforts to cooperate with Buyer as reasonably and timely requested by Buyer in connection with the arrangement and consummation of the Financing, including to (i) assign appropriate members of Company management as requested by Buyer (as part of their employment duties) to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, in each case, upon reasonable notice, assisting Buyer in securing the customary cooperation of the independent accountants of Seller and the Company, including by requesting that such independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort) and consents for use of their reports, on customary terms and consistent with their customary practice in connection with such offering, and providing cooperation with the underwriters’, placement agents’ and initial purchasers’ due diligence, (ii) assist with the provision of information used in Buyer’s preparation of (A) materials for investor presentations including projections for the Company, (B) registration statements (including the S-1 registration statement related to the Financing), prospectuses, offering memoranda and private placement memoranda, (C) bank information memoranda (including a public-side version thereof) and customary lender presentations and marketing materials and (D) similar documents, in each case as necessary and customary in connection with the Financing (including the Required Information), (iii) provide customary authorization and representation letters, in each case as reasonably requested by the Financing Sources, (iv) provide the lead arrangers or agents for, and prospective lenders, underwriters, placement agents and initial purchasers of, the Financing with all documentation and other information required with respect to Seller in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56, in each case to the extent reasonably requested by the Financing Sources and (v) cooperate with the Financing Sources’ due diligence; provided, however, all non-public or otherwise confidential information regarding Seller obtained by Buyer pursuant to this Section 4.05(a) shall be kept confidential in accordance with the Confidentiality Agreement, and Seller shall only be required to furnish such information to any prospective lenders or other proposed Financing Sources, underwriters, placement agents, initial purchasers or other third parties that have agreed to keep such information confidential pursuant to customary confidentiality undertakings with respect to such information; and provided further that nothing in this Agreement shall require any cooperation to the extent it would (1) require Seller or its board of directors to waive or amend any terms of this Agreement or agree to pay any commitment, financing or other fees or reimburse any expenses prior to the Closing; (2)  require Seller to take any action that (A) would cause any representation or warranty in this Agreement to be breached by Seller, or (B) would conflict with or violate any applicable Laws; (3) unreasonably interfere with the operations of the Company, or (4) require Seller or the Company or their respective directors, officers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any Financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any Financing is obtained or pledge any collateral with respect to any Financing, that is not contingent upon the Closing. Buyer shall, promptly upon written request by Seller, reimburse Seller for its reasonable and documented out-of-pocket expenses incurred by or on behalf of Seller or the Company in connection with the performance of the obligations described in this subsection (a), and except in the case of Fraud by Seller or its Representatives, Buyer shall indemnify, defend and hold harmless Seller and the Company and their Representatives, to the fullest extent permitted by applicable law, from and against any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including consultant’s, accountant’s and attorney’s fees) suffered or incurred by them in connection with the arrangement of the Financing or any information used in connection therewith. The obligations in the two preceding sentences shall survive termination of this Agreement.

(b)             Seller hereby consents to the use of its logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or the reputation or goodwill of Seller.

(c)             Buyer acknowledges and agrees that obtaining the financing contemplated by this Section 4.05, or any other financing, is not a condition to the Closing, and affirms its obligations to consummate the Contemplated Transactions (subject to the conditions contained in this Agreement) irrespective and independently of the availability of any such financing.

(d)             “Financing” means one or more equity or debt financing transactions, whether pursuant to an agreement or agreements with a commercial bank or other lender, and/or an offering of debt or equity securities by Buyer in a transaction exempt from, or registered under, the Securities Act, the purpose of which is to cause Buyer to have sufficient cash on hand to pay the Purchase Price.

(e)             “Financing Sources” means the entities that have committed to provide or arrange, act as placement agents or underwriters in connection with, or otherwise entered into agreements in connection with the Financing and the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto.

(f)              “Required Information” means (a) the audited consolidated balance sheets of Seller and related consolidated statements of income or operations, shareholders’ equity and cash flows, for each of the two most recently completed fiscal years ended at least sixty (60) days before the Closing Date, (b) as soon as available and in any event within forty (40) days after the end of each subsequent fiscal quarter, an unaudited consolidated balance sheet of Seller and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the elapsed interim period following the last completed fiscal year and for the comparable periods of the prior fiscal year, and (c) other information reasonably necessary for Buyer to prepare pro forma financial statements that may be required under the Securities Act in connection with the Financing.

Section 4.06           Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer and Seller for certain Tax matters following the Closing:

(a)             Tax Returns of Company. Seller shall prepare and timely file, or cause to be prepared and timely filed, the Income Tax Returns of Company for all periods ending on or before the Closing Date that have original due dates (including applicable extensions) after the Closing Date (each, a “Seller Prepared Return”). For each Seller Prepared Return, Seller shall submit each such Tax Return to Buyer, for review and comment no later than thirty (30) days prior to the due date for such Tax Return; provided that if any such Tax Return is due less than thirty (30) days after the Closing, then Seller shall deliver a draft of such Tax Return as soon as practicable after the Closing. Any disputes regarding any such Tax Return shall be governed by Section 4.06(d). For the sake of clarity, Seller shall pay any Taxes reflected on any Seller Prepared Return on or before the due date thereof unless such Taxes were reflected in Accrued Taxes and reduced the Purchase Price. To the extent permitted by applicable Law and Proposed Treasury Regulation Section 1.1502-76, as determined on a “more likely than not” basis (or higher level of confidence), all deductions and other Income Tax benefits related to the payment or accrual of transaction and retention bonus arrangements and all other expenses of Company related to the consummation of the Contemplated Transactions, solely to the extent such items are paid by Seller prior to Closing or are taken into account in determining the Purchase Price payable to Seller, shall be attributable to the Pre-Closing Tax Period and shall be claimed as current deductions on the Tax Returns of Company for the Pre-Closing Tax Period, including through the filing of a safe harbor election pursuant to Revenue Procedure 2011-29 with respect to success-based fees. Buyer will prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns required to be filed by or on behalf of Company (other than a Seller Prepared Return) for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date and all Tax Returns for a Company for all Straddle Periods (each, a “Buyer Prepared Return”), which Tax Returns will be prepared in a manner consistent with the past practice of Company, except as otherwise required by applicable Law. Buyer will deliver or cause to be delivered to Seller for Seller’s review and comment each such Tax Return (including an allocation of the Taxes with respect to any Straddle Period), no later than thirty (30) days before the due date for filing such Tax Returns (after giving effect to extensions); provided that if any such Tax Return is due less than thirty (30) days after the Closing, then Seller shall deliver a draft of such Tax Return as soon as practicable after the Closing. Seller will provide any written comments to Buyer not later than ten (10) days after receiving any such Tax Return which Buyer shall reasonably consider and, if Seller does not provide any written comments within ten (10) days after receiving such Tax Return, Seller will be deemed to have accepted such Tax Return. Any disputes regarding any such Tax Return shall be governed by Section 4.06(d).

(b)             Cooperation on Tax Matters. Each Party shall use commercially reasonable efforts to cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 4.06 or reflecting the activity of Company through the Closing Date. Such cooperation shall include the retention and, upon the other Party’s reasonable request, the provision of records and information that are reasonably relevant to any such Tax Return (including schedules and worksheets) and making employees available during normal business hours and on a mutually convenient basis to provide additional information, testimony and explanation of any material provided hereunder. Such cooperation shall also include Buyer causing Company to prepare all such information, schedules and worksheets that, consistent in time and manner with past practice, are necessary for the preparation of Tax Returns to be prepared by Company pursuant to this Section 4.06 or reflecting the activity of Company through the Closing Date.

(c)             Post-Closing Actions. Except as otherwise required by applicable Law, after the Closing, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not permit Company or any of their respective Affiliates to, (i) amend any previously filed Income Tax Returns for a Tax period ending on or before the Closing Date, (ii) file any Income Tax Returns for Company with respect to a Tax period ending on or before the Closing Date in a jurisdiction where Company has not historically filed Tax Returns, (iii) initiate any discussions or examinations, in each case, in writing, with any Tax authority regarding any Income Tax Returns with respect to any Tax period ending on or before the Closing Date, (iv) make any voluntary disclosures in writing with respect to Income Tax Returns for a Pre-Closing Tax Period, or (v) make revoke or modify any Tax election, adopt or change any accounting method (in each case, except as required by applicable Tax Law) with respect to any Tax period ending on or before the Closing Date to the extent such action would have the effect of increasing the amount of Taxes owed by Seller that is included in Accrued Taxes.

(d)             Disputes. Buyer and Seller shall attempt in good faith to resolve any disputes between Buyer and Seller arising pursuant to Section 4.06(a) relating to any Seller Prepared Return or Buyer Prepared Return (a “Tax Dispute”). If Buyer and Seller are unable to resolve any Tax Dispute within 30 days, then the amount of any underlying Taxes or the applicable reporting position shall be resolved by a nationally recognized accounting firm mutually selected by Buyer and Seller (which resolution shall be final and binding on the Parties) in accordance with the procedures set forth in Section 2.04(c)(ii).

(e)             Tax Treatment of Payments. Any payment by one Party to another Party pursuant to this Section 4.06 shall be treated as an adjustment to the Purchase Price, except as otherwise required by applicable Law.

(f)              Tax Sharing Agreements. Other than any Customary Agreements, all Tax sharing, Tax allocation, Tax indemnity or similar agreements involving Company shall be terminated prior to the Closing Date, such that, after the Closing, neither Buyer nor any of its Affiliates (including Company), shall be bound thereby or have any liability thereunder.

(g)             Straddle Periods. In the case of any Straddle Period, (i) the amount of any Taxes (other than those described in clause (ii)), including Taxes based upon or measured by income, disbursements, payroll or receipts of Company or otherwise imposed on a transactional basis shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Company holds a beneficial interest shall be deemed to terminate at such time), and (ii) the amount of property Taxes or other such ad valorem Taxes of Company imposed on an annual basis to be allocated to the portion of the Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the taxable period ending on (and including) the Closing Date and the denominator of which is the number of days in the Straddle Period.

(h)             Refunds. Except to the extent reflected as an asset (or an offset to a liability) in the determination of Purchase Price (as finally determined hereunder), Seller shall be entitled to receive from Buyer, Company or any of their Affiliates (“Buyer Parties”) all refunds of Taxes of Company with respect to a Pre-Closing Tax Period. Promptly upon receipt of any refund of Taxes, and in no event later than fifteen (15) days after receipt by Buyer Parties, such recipient will, and will cause Company to deliver and pay over, by wire transfer of immediately available funds, such refund to Seller, reduced by any Taxes or out-of-pocket costs (including Taxes) imposed on Buyer Parties by reason of the receipt of such refunds. To the extent any refund is subsequently disallowed or required to be returned to the applicable Governmental Entity, Seller agrees promptly to repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Governmental Entity, to the Buyer. For the avoidance of doubt, Seller shall not be entitled to any refunds any Taxes under this Section 4.06(h) unless Seller has economically borne such Taxes.

(i)              Pre-Closing and Straddle Period Tax Contests. In the event of a Tax contest, audit, or other proceeding relating to Taxes of Company for a taxable period ending on or before the Closing Date (each a “Pre-Closing Tax Contest”), or a Straddle Period (each a “Straddle Period Tax Contest”), the following provisions shall control:

(i)             No more than fifteen (15) days after Seller or Buyer Parties receives written notice of a Pre-Closing Tax Contest or a Straddle Period Tax Contest, the recipient of such notice, as applicable, shall notify each other party in writing of such Pre-Closing Tax Contest or Straddle Period Tax Contest.

(ii)            Seller shall control the defense of any Pre-Closing Tax Contest relating to Income Taxes of Company (“Seller Controlled Tax Contest”), at its own expense; provided, that Seller shall keep Buyer Parties informed with respect to the commencement, status and nature of any such Pre-Closing Tax Contest, and further provided, that Buyer Parties shall have the right to participate, at Buyer Parties’ own expense, in any Seller Controlled Tax Contest, and provided, further, that Seller shall not settle, compromise or abandon any such Seller Controlled Tax Contest without Buyer Parties’ prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. If Seller fails to defend a Seller Controlled Tax Contest in a commercially reasonable manner, then Buyer Parties shall have the right to control the defense of such Pre-Closing Tax Contest at Seller’s expense, in which event Seller agrees to fully cooperate with Buyer Parties.

(iii)           Buyer Parties shall have the right to control the defense of any Pre-Closing Tax Contest that Seller elects not to control (or ceases to defend in a commercially reasonable manner) and any Straddle Period Tax Contest (each, a “Buyer Controlled Tax Contest”), provided, that Seller shall have the right to participate, at Seller’s own expense, in any Buyer Controlled Tax Contest, and provided, further, that Buyer Parties shall not settle, compromise or abandon any such Buyer Controlled Tax Contest without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed.

(j)              Intended Tax Treatment. For U.S. federal Income Tax purposes and applicable state and local Income Tax purposes, the Parties agree to treat the purchase and sale of the Shares as the taxable purchase and sale of an undivided interest in the assets of Company (“Intended Tax Treatment”). The Parties will prepare and file all Tax Returns in accordance with such Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any Tax contest, audit or other proceeding relating to Taxes, except as otherwise required by applicable Law following a “determination” within the meaning of Section 1313(a) of the Code or similar provision of other applicable Law.

(k)             Allocation Schedule.

(i)             For U.S. federal (and applicable state and local) Income Tax purposes, the Parties agree that the Purchase Price (together with any adjustments thereto and any costs, payments, assumed liabilities and any other amounts properly characterized as consideration for the Shares for U.S. federal Income Tax purposes) (the “Tax Purchase Price”) shall be allocated among the assets of Company (the “Company Assets”) for Income Tax purposes in accordance with Section 1060 of the Code and Treasury Regulations (the “Allocation Methodology”). Buyer shall deliver a draft schedule of the allocation of the Tax Purchase Price that is consistent with the Allocation Methodology (the “Allocation Schedule”) to Seller within 90 days after determination of the Final Closing Statement in accordance with Section 2.04, for Seller’s review and comment. Seller shall review and approve such allocation within 30 days from delivery to Seller (the “Allocation Review Period”). If Seller does not submit comments within such Allocation Review Period, then Seller will be deemed to have approved such Allocation Schedule as prepared by Buyer. If Seller delivers comments to Buyer within such Allocation Review Period, Buyer and Seller shall use good faith efforts to resolve any dispute in connection with such comments. In the event Buyer and Seller are unable to agree on any such revisions within 10 days after Seller provides its comments, Buyer and Seller shall engage the CPA Firm (unless another accounting firm is mutually agreed to in writing between Buyer and Sellers’ Representative prior to such time) to resolve the dispute in accordance with the Allocation Methodology and the terms of this Agreement. In resolving any dispute with respect to the Allocation Schedule, the CPA Firm (i) shall be bound by the Allocation Methodology, (ii) may not assign a value to any item greater than the highest value claimed for such item or less than the lowest value for such item claimed by either Buyer or Seller, (iii) shall restrict its decision to such items included in Seller’s objection(s) which are then in dispute, (iv) may review only the written presentations of Buyer and Seller in resolving any matter which is in dispute, and (v) shall render its decision in writing within 30 days after the disputed item(s) have been submitted to it. The resolution of any disputed items by the CPA Firm shall be final, conclusive and binding on the parties for the purposes of this Agreement. The CPA Firm shall allocate its costs and expenses between Buyer and Seller based upon the percentage of the contested amount submitted to the CPA Firm that is ultimately awarded to Buyer, on the one hand, or Seller, on the other hand, such that Buyer bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Seller, and Seller bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Buyer.

(ii)            The Parties agree to file all federal, state, and local Tax Returns in accordance with the Allocation Schedule (as finally determined in accordance with this Section 4.06(k)) (such allocation, the “Agreed Allocation”). No Party will take or permit others to take on its behalf any position, whether in connection with a Tax audit, a Tax Return, Tax contest or otherwise, that is inconsistent with the Agreed Allocation unless required to do so pursuant to a final determination within the meaning of Section 1313(a) of the Code or other applicable Law; provided, however, nothing contained herein will require any party to litigate before any court or defend in any administrative action (including any Tax audit or examination) any proposed deficiency or adjustment by any Governmental Entity challenging such Agreed Allocation; provided, further, that no Party will be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any tax audit, claim or similar action in connection with such Agreed Allocation. Notwithstanding anything herein to the contrary, the requirements set forth in this Section 4.06(k) shall not bind Buyer or its Affiliates in determining the allocation of the Tax Purchase Price for purposes of GAAP in preparing their financial statements. Adjustments to the Purchase Price shall be allocated in accordance with the Agreed Allocation.

Section 4.07           R&W Insurance Policy. Buyer may (but is not required to) obtain an R&W Insurance Policy, and this Section shall apply in the event Buyer decides to obtain such a policy. Seller shall cooperate with Buyer’s efforts, and provide assistance as reasonably requested by Buyer, to obtain and bind the R&W Insurance Policy. The R&W Insurance Policy shall provide that the insurer may not seek to or enforce, and to the fullest extent waives, any subrogation rights it might have against Seller, Company, or any of their respective Affiliates, or any past, present or future direct or indirect parent, shareholder, member, director, officer, attorney, partner, employee, third-party counsel, financial advisor, auditor (or the functional equivalent of any such position), agent or other representative of any of the foregoing, arising out of, as a result of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, except in the case of Fraud by such party. Additionally, and without limiting the generality of the foregoing, Buyer agrees that any rights of any issuer of the R&W Insurance Policy, including any rights of subrogation, shall not affect, expand or increase any liability or obligation of Seller in connection with this Agreement or the Contemplated Transactions. After Closing, Buyer and its Affiliates shall not amend, permit to be amended, waive or otherwise modify the R&W Insurance Policy in any manner that is or could reasonably be expected to be material and adverse to Seller, without Seller’s prior written consent, in each instance. The covenants in this Section 4.07 shall survive the Closing without termination.

Section 4.08           Contact with Company Counterparties. From the date hereof until the Closing, Buyer shall not, and shall cause its Representatives not to, directly or indirectly contact or communicate with the customers or suppliers of, or others having business dealings with, Company in connection with the Contemplated Transactions or about Company in any way without the prior written consent (including by email) of Seller, such consent not to be unreasonably withheld, provided that, Seller shall cause Company to introduce Buyer to such Persons and reasonably cooperate with Buyer with respect to joint discussions with customers or suppliers and Company’s landlord and others having business dealings with the Company, in respect of the announcement or consummation of the Contemplated Transactions and the potential implications thereof, and to seek to obtain an extension of the Company’s Real Property Leases, as may be reasonably requested by Buyer.

Section 4.09           Restrictive Covenants.

(a)             Seller hereby agrees that, for a period of three (3) years after the Closing Date, Seller will not, and will cause its Affiliates and Representatives not to, directly or indirectly, whether as a partner, joint venturer, employer, employee, consultant, contractor, shareholder, member, partner, principal, manager, agent or otherwise, own, invest in, manage, operate, finance, join, control or participate in or lend money or such Person’s reputation to, any business, whether in corporate, limited liability company or partnership form or otherwise, which in any way engages in any business that competes with the precision manufacturing, fabrication, complex machining, tooling or milling business or any other business carried on by Company at the Closing Date; provided, however, that (i) nothing herein shall be construed to prevent Seller from holding as a passive investment not more than five percent (5%) of the shares in any company whose shares are quoted on any stock exchange or inter-dealer quotation system, and (ii) such three (3) year period will be extended by and for the duration of any period of time during which any Person is in violation of any provision of this Section 4.09(a).

(b)             Seller hereby agrees that, for a period of three (3) years after the Closing Date Seller will not, and will cause its Affiliates and Representatives not to, directly or indirectly, whether as a partner, joint venturer, employer, employee, consultant, contractor, shareholder, member, partner, principal, manager, agent or otherwise, (i) induce or attempt to induce, or cause any officer, director or employee of the Company to leave the employ of or existing relationship with the Company, or in any way materially interfere with the relationship between the Company, on the one hand, and any such officer, director or employee, on the other hand; or (ii) induce, or attempt to induce, any customer, salesperson, reseller, distributor, supplier, vendor, manufacturer, representative, agent, jobber, licensee or other Person transacting business with the Company to reduce or cease doing business with the Company, or in any way to interfere with the relationship between any such customer, salesperson, reseller, distributor, supplier, vendor, manufacturer, representative, agent, jobber, licensee or business relation, on the one hand, and the Company, on the other hand; provided, however, that such three (3) year period will be extended by and for the duration of any period of time during which Seller or any of its Affiliates or Representatives, is in violation of any provision of this Section 4.09(b). The foregoing restrictions shall include any Person who was an officer, director, employee, customer, salesperson, reseller, distributor, supplier, vendor, manufacturer, representative, agent, jobber, licensee or other Person transacting business with the Company at any time within six (6) months prior to the Closing Date.

(c)             The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that Buyer, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.

(d)             Seller hereby acknowledges and agrees that, in view of the nature of the business and business objectives of Buyer in acquiring the Company and the consideration paid to Seller therefor, the scope of business, territorial and time limitations contained in this Section 4.09 are reasonable and properly required for the adequate protection of Buyer and Company. The parties hereto intend that the covenants of this Section 4.09 be (i) enforceable to the maximum extent permitted by applicable law, and (ii) severable, and, if any reviewing court determines that any such covenant is unenforceable, invalid or of excessive duration or scope, such determination shall not affect the enforceability of any other covenants herein; further, in the event of any such determination, the parties authorize such court to (i) reform the unenforceable, invalid or excessive provisions, and (ii) impose such restrictions as reformed, as it deems reasonable. Buyer may, upon written notice to and without the consent of Seller, reduce the scope of the covenants of this Section 4.09 that apply to Seller and/or its Affiliates and Representatives, if Buyer deems such reduction in scope is necessary to enforce such covenants.

Section 4.10           Closing Conditions. Subject to Section 4.05, from the date hereof until the Closing, each Party shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VI. Without limiting the generality of the foregoing, (a) the Parties shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.02(c) of the Disclosure Schedule; provided, however, that neither Company nor Seller shall be obligated to pay any material consideration therefor to any third party from whom consent or approval is requested, and (b) the Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

Section 4.11           Assurances. From time to time after the Closing, and for no further consideration, each Party shall, and shall cause its respective Affiliates to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and undertake such other commercially reasonable efforts as may reasonably be requested to carry out the provisions of this Agreement and give effect to the Contemplated Transactions.

Section 4.12           Supplement to Disclosure Schedules.

(a)             From time to time prior to the Closing, Seller shall have the right (but not the obligation) to supplement or amend the Disclosure Schedules hereto only with respect to any matter first arising after the date hereof that would have been required to be included in the Disclosure Schedule had such matter arisen prior to the date hereof (each, a “Schedule Supplement”). Unless any disclosure in any such Schedule Supplement has or would have a Material Adverse Effect, the applicable section(s) of the Disclosure Schedule shall be deemed amended and supplemented by all information with respect to such matter properly set forth in such Schedule Supplement, each of the representations and warranties made in this Agreement shall be deemed qualified by the Schedule Supplements, and Buyer shall not make any claim or have any right of termination in respect of the information disclosed in the Schedule Supplements.

(b)             If any disclosure in any such Schedule Supplement has had or would have a Material Adverse Effect, Buyer shall have the right under Section 7.01(b) to terminate this Agreement by written notice to Seller within five (5) Business Days after receipt of the Schedule Supplement that discloses the Material Adverse Effect. If Buyer does not provide a written termination notice pursuant to Section 7.01(b) within five (5) Business Days after receiving any such Schedule Supplement referred to in the immediately preceding sentence, then Buyer shall be deemed to have waived for all purposes of this Agreement all rights and remedies (including its right not to consummate the transaction contemplated by this Agreement due to the failure of any of the conditions set forth in Section 6.05 resulting from such supplemental disclosure) related thereto and the applicable section(s) of the Disclosure Schedule shall be deemed amended and supplemented by all information set forth in such Schedule Supplement, each of the representations and warranties made in this Agreement shall be deemed qualified by such Schedule Supplements, and no Person may make any claim in respect of the breach of representation or warranty to the extent cured by such Schedule Supplement.

Section 4.13           Confidentiality. Buyer acknowledges that the information provided to Buyer and its Representatives in connection with the consummation of the Contemplated Transactions is subject to the terms of the Confidentiality Agreement, which shall remain in full force and effect through the Closing. Effective upon, and only upon, the Closing, the obligation of Buyer under the Confidentiality Agreement with respect to information relating solely to Company and its business shall terminate; provided, however, Buyer acknowledges that any and all other information provided to Buyer or Buyer’s Affiliates by Seller, Company, or their respective Representatives concerning Seller (as opposed to the Company) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing. On or prior to Closing, Seller agrees to enter into a confidentiality agreement with Buyer in customary form that protects the material non-public information of the Company that is in Seller’s possession as of the date of Closing from improper disclosure or improper use by Seller or its affiliates and representatives, in form and substance reasonably acceptable to Buyer and Seller (the “Seller NDA”).

Section 4.14           Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Contemplated Transactions (all the foregoing being, collectively, “Transfer Taxes”) shall be paid by Buyer when due, and Buyer shall indemnify and hold Seller harmless against and with respect to all Transfer Taxes for which such Buyer is responsible hereunder and which is not paid by it. Buyer shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all Transfer Taxes. The Parties will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Seller shall cooperate with Buyer in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns.

ARTICLE V

Non-Survival; Acknowledgments

Section 5.01           Non-Survival of Representations and Pre-Closing Covenants. Except in the case of Fraud (a) none of the representations and warranties of Seller or Buyer as set forth in this Agreement, in any Related Agreement or in any certificate or other document delivered in connection herewith or therewith, shall survive the Closing and following the Closing no claims (whether in contract, in tort, in strict liability, at law or in equity, or granted by any Law) may be made against any Person as a result of a breach of representations or warranties, and (b) no Person shall have any liability, with respect to any of the foregoing representations and warranties other than insurers and reinsurers under the R&W Insurance Policy. Covenants and agreements that are required to be performed at or prior to the Closing shall survive for a period of ninety (90) days after the Closing. Covenants and agreements that contemplate performance after the Closing or otherwise expressly by their terms survive the Closing shall survive the Closing indefinitely in accordance with their respective terms and if there are no stated terms, then such covenants and agreements shall survive until fully performed or complied with; provided, however, the foregoing shall not limit or prohibit the rights of Buyer to pursue recoveries under the R&W Insurance Policy. If a breach of any covenant by Seller is also a breach of a representation and warranty in Section 3.01, Buyer agrees to use commercially reasonable efforts to make a claim under the R&W Insurance Policy and Buyer agrees to reimburse Seller for any amounts paid to Buyer in connection with such covenant breach if Buyer has recovered (taking into account all amounts actually recovered by Buyer both from Seller and the provider of such R&W Insurance Policy) more than the amount necessary to make it whole in connection with such breach. Without limiting the generality of the foregoing and without limiting the rights of Buyer to pursue recoveries under the R&W Insurance Policy, except in the case of Fraud:

(i)              Except in the case of Fraud, Buyer hereby waives any statutory and common law remedies, including remedies that may be available under Environmental Laws, solely with respect to a breach of the representations and warranties contained in Section 3.01 of this Agreement (including with respect to any environmental, health or safety matters); provided that the foregoing shall not affect Buyer’s rights under the R&W Insurance Policy;

(ii)             Except in the case of Fraud, Seller hereby waives any statutory and common law remedies, including remedies that may be available under Environmental Laws, solely with respect to a breach of the representations and warranties contained in Section 3.02 of this Agreement (including with respect to any environmental, health or safety matters); provided, however, that such Seller waiver expires and becomes null and void forty-six (46) days after the date hereof;

(iii)            after the Closing Date, none of Buyer or its Affiliates or Seller or its Affiliates may seek the rescission of the transactions contemplated by this Agreement;

(iv)            the provisions of and the limitation of remedies provided in this Section were specifically bargained for between the parties hereto and were taken into account by the parties hereto in arriving at the Purchase Price;

(v)             the Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the purchase of the Shares and the other transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement;

(vi)            the Parties hereby agree that no party hereto shall have any remedies or causes of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement or the Related Agreements; and

(vii)           the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the parties hereto specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

Section 5.02           Acknowledgments. Buyer hereby acknowledges that, following the Closing, and except in the case of Fraud, the R&W Insurance Policy, if any, shall be the sole and exclusive source of recovery and remedy for any losses sustained, suffered or incurred by Buyer, its Affiliates (including Company), or any of their respective successors or assigns, resulting from any breach, misstatement, misrepresentation, inaccuracy or omission by Seller of their representations and warranties contained in this Agreement or certified to or contained in any Related Agreement. No decision on the part of Buyer not to purchase the R&W Insurance Policy, or to have such R&W Insurance Policy bound as of Closing, shall be deemed to amend, modify or undermine, in whole or in part, the limitations set forth in this Article V.

ARTICLE VI

Closing

Section 6.01           Closing Date. Unless this Agreement shall have been earlier terminated pursuant to Article VIII, the closing of the Contemplated Transactions (the “Closing”) shall take place at 9:00 a.m. Central time on a date that is a Business Day to be specified by Buyer upon not less than two days’ prior written notice, which date shall be on or before March 31, 2024 provided that the conditions to Closing set forth in Section 6.04 and Section 6.05 shall have been and continue to be satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Closing Date), or at such other date and time as the Parties may mutually agree upon in writing. The actual date of the Closing is referred to in this Agreement as the “Closing Date”, and if the Closing occurs, then for legal, Tax, financial, accounting and all other purposes, the Closing shall be deemed to have become effective as of 12:01 a.m. local time on the Closing Date regardless of the actual occurrence of the Closing at any particular time on the Closing Date. The Parties intend that the Closing shall be effected, to the extent practicable, by telephone conference call and the electronic delivery (or, if necessary, prior physical exchange) of documents, to be held in escrow by outside counsel of the recipient Party pending authorization by the delivering Party (or its outside counsel) of the release of such documents at the Closing.

Section 6.02           Items Being Delivered by Seller. At the Closing, Seller will deliver to Buyer the following documents, in each case, duly executed or otherwise in proper form:

(a)             Stock Certificates. Certificates representing the Shares, duly endorsed or accompanied by duly executed stock powers, for transfer to Buyer.

(b)             Payoff Letters and Expense Invoices. The Payoff Letters and Expense Invoices as described in Section 2.02(b).

(c)             Form W-9. A properly completed Form W-9 for Seller, duly executed by Seller.

(d)             The Seller NDA. The Seller NDA duly executed by Seller.

Section 6.03           Items Being Delivered by Buyer. At the Closing, Buyer shall make the payments as set forth in Section 2.03 and shall deliver to Seller the following documents, in each case, duly executed or otherwise in proper form:

(a)             R&W Insurance Policy. If obtained by Buyer, a copy of the binder for any R&W Insurance Policy obtained by Buyer (it being understood that Buyer is not required to obtain any R&W Insurance Policy).

Section 6.04           Conditions to Obligations of Seller. The obligations of Seller to consummate the Contemplated Transactions shall be subject to the fulfillment, or Seller’s waiver, at or prior to the Closing, of each of the conditions set forth in this Section 6.04.

(a)             Representations, Warranties and Covenants.

(i)             The representations and warranties of Buyer contained in Section 3.02 shall be true and correct as of the date of this Agreement and as of the Closing Date, except (A) in the case of representations and warranties that are made as of a specified date, in which case such representations and warranties shall be true and correct as of such specified date, and (B) in each case, as would not reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the Contemplated Transactions.

(ii)            Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement or any Related Agreement to be performed or complied with by it prior to the Closing.

(iii)           Seller shall have received from Buyer a certificate to the effect set forth in the preceding subsections (i) and (ii), signed by a duly authorized officer thereof.

(b)             [Intentionally omitted].

(c)             No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Contemplated Transactions illegal, or otherwise restraining or prohibiting consummation of such transactions or causing any of the Contemplated Transactions to be rescinded following the completion thereof; provided that Seller shall have used reasonable efforts to oppose and seek relief from any such Order.

(d)             Closing Deliverables. At the Closing, Buyer shall have made the payments as set forth in Section 2.03 and shall have delivered to Seller the documents set forth in Section 6.02(d), in each case, duly executed or otherwise in proper form.

Section 6.05           Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Contemplated Transactions shall be subject to the fulfillment, or Buyer’s waiver, at or prior to the Closing, of each of the conditions set forth in this Section 6.05.

(a)             Representations, Warranties and Covenants.

(i)             (A) The representations and warranties of Seller contained in Section 3.01 shall be true and correct as of the Closing Date, except (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (B) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(ii)            Seller shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement or any Related Agreement to be performed or complied with by it prior to the Closing.

(iii)           Buyer shall have received from Seller a certificate to the effect that the conditions set forth in the preceding subsections (i) and (iii) have been satisfied in all respects, signed by a duly authorized officer thereof.

(b)             Property and Assets of the Company. The tangible property and assets of the Company shall be in substantially the same condition as of Closing as they were as of the date hereof.

(c)             No Material Adverse Effect. There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d)             No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Contemplated Transactions illegal, or otherwise restraining or prohibiting consummation of such transactions or causing any of the Contemplated Transactions to be rescinded following the completion thereof; provided that Buyer shall have used reasonable efforts to oppose and seek relief from any such Order.

(e)             Closing Deliverables. At the Closing, Seller shall have delivered to Buyer the documents set forth in Section 6.02, in each case, duly executed or otherwise in proper form.

(f)              Completion of Due Diligence. Buyer shall have completed its financial, legal and other due diligence of the Company to its complete satisfaction in its sole discretion and shall not have terminated the Agreement as provided in Section 7.01(g).

ARTICLE VII

Termination

Section 7.01           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)             by the mutual written consent of Buyer and Seller;

(b)             by written notice from Buyer to Seller in accordance with Section 4.12(b);

(c)             by written notice from Seller to Buyer if Buyer shall have breached any of its representations, warranties or covenants set forth in this Agreement such that any of the conditions set forth in Section 6.04 are not fulfilled or shall have become incapable of fulfillment and Buyer shall not have cured such breach within the earlier of (i) five (5) Business Days after delivery of notice by Seller to Buyer and (ii) the Outside Date; provided, however, that such right of cure shall not apply to a breach of Section 6.03; and, provided, further, that such breach shall not have been waived in writing by Seller and Seller shall not be in material breach of any of its representations, warranties or covenants under this Agreement;

(d)             by written notice from Buyer to Seller if Seller shall have breached any of its representations, warranties or covenants set forth in this Agreement such that any of the conditions set forth in Section 6.05 are not fulfilled or shall have become incapable of fulfillment and Seller shall not have cured such breach within the earlier of (i) five (5) Business Days after delivery of notice thereof by Buyer to Seller and (ii) the Outside Date; provided, however, that such breach shall not have been waived in writing by Buyer and Buyer shall not be in material breach of any of its representations, warranties or covenants under this Agreement;

(e)             by Buyer or Seller in the event any Governmental Entity shall have issued an Order restraining or enjoining the Contemplated Transactions, and such Order shall have become final and non-appealable; provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) at any time that such Party is in material breach of Section 4.10 or Section 4.11;

(f)              by Buyer or Seller if the Closing has not occurred on or prior to March 31, 2024 (the “Outside Date”); provided, however, that (i) Seller shall not be entitled to terminate this Agreement pursuant to this Section 7.01(f) if any of the conditions set forth in Section 6.05 (other than any such conditions that are by their terms to be satisfied only at Closing) have not been satisfied as of such date of termination, and (ii) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 7.01(f) if any of the conditions set forth in Section 6.04 (other than any such conditions that are by their terms to be satisfied only at Closing) have not been satisfied as of such date of termination; provided that any Party seeking to terminate this Agreement pursuant to this Section 7.01(f) shall be ready, willing and able to perform all covenants and conditions required by this Agreement or any Related Agreement to be performed or complied with by such Party at Closing and shall have provided a certificate to that effect to the other Party signed by a duly authorized officer of such Party; or

(g)             by written notice from Buyer to Seller delivered on or prior to the date that is forty-five (45) days after the date hereof, if Buyer is dissatisfied with the results of its financial, legal or other due diligence investigation of the Company in its sole and absolute discretion.

Section 7.02           Termination Fee; Effect of Termination.

(a)             If Seller terminates this Agreement in accordance with Section 7.01(f), the Parties agree that there shall have been a loss of value to and suffered by Seller, Company, and their respective businesses of an incalculable nature and amount, unrecoverable in law, and Buyer shall pay to Seller a termination fee, as Seller’s exclusive remedy at law or in equity, to consist exclusively of 320,000 shares of Buyer Common Stock to be issued into the name of Seller (the “Stock Termination Fee”); provided, however, that the Stock Termination Fee shall increase by 48,000 additional shares of Buyer Common Stock (the “Additional Stock Termination Fee”) if Buyer fails to (A) issue the Stock Termination Fee to Seller within thirty (30) calendar days following Seller’s proper termination of this Agreement pursuant to Section 7.01(f) and delivery of a notice of termination thereunder, and (B) file a registration statement to effect the resale of such shares of Buyer Common Stock included in the Stock Termination Fee as provided in Section 7.03(b) within thirty (30) calendar days following Seller’s proper termination of this Agreement pursuant to Section 7.01(f) and delivery of a notice of termination thereunder and thereafter use commercially reasonable efforts to cause such registration to become effective as soon as practicable, provided that Seller has timely and reasonably cooperated with Buyer in connection with all reasonable requests of Buyer made to effect such filing and registration. The Parties agree that the Stock Termination Fee and Additional Stock Termination Fee is liquidated damages, intended as a reasonable estimate of Seller’s damages and not as a penalty, and constitutes the sole and exclusive remedy of Seller upon any termination pursuant to Section 7.01(f).

(b)             If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no further force and effect (other than Section 4.13, this Article VII and Article VIII, which shall survive termination of this Agreement) without any liability or obligation on the part of any Party, except that no such termination shall relieve any Party of any liability for damages resulting from any intentional breach by such Party prior to the date of termination of this Agreement (it being understood and agreed by the Parties that any failure by a Party to consummate the Contemplated Transactions in accordance with Section 6.01 following the satisfaction or waiver, as applicable, of the conditions to the obligations of such Party to consummate the Contemplated Transactions set forth in Article VI (except for those conditions that by their nature or terms can only be satisfied at the Closing, which conditions were capable of being satisfied at the time of such failure to consummate the Contemplated Transactions), provided that the other Party was as of the Closing Date ready, willing and able to close, shall constitute an intentional breach of this Agreement).

(c)             Anything to the contrary herein notwithstanding, Buyer shall not have to pay any Stock Termination Fee or Additional Stock Termination Fee with respect to termination of this Agreement pursuant to Section 7.01(f) if Buyer’s Lenders and Seller fail to enter into mutually agreed Intercreditor Agreements in accordance with the provisions of Section 2.07, and Buyer is unable after good faith efforts to timely obtain bank financing for the Contemplated Transactions on reasonable terms.

Section 7.03           Additional Covenants.

(a)             Within thirty (30) calendar days following Seller’s notice of termination under Section 7.01(f), Buyer shall file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-3 for a Shelf Registration (or Form S-1 if Form S-3 is not then available for use by Buyer) (the “Shelf Registration Statement”) covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the fifth (5th) Business Day after the date Buyer is notified (orally or in writing, whichever is earlier) by the SEC that the Shelf Registration Statement will not be “reviewed” or will not be subject to further review, unless such declaration of effectiveness would be legally prohibited. Buyer shall provide notice to Seller within one (1) Business Day following (i) the filing of the Shelf Registration Statement, (ii) Buyer’s receipt of notice from the SEC that the Shelf Registration Statement either will or will not be reviewed, and (iii) the effectiveness of the Shelf Registration Statement. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, Seller. Buyer shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep the Shelf Registration Statement continuously effective and available for use to permit Seller to sell the Registrable Securities included therein in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities.

(b)             Seller understands that the Registrable Securities will, upon issuance, be “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), and may not be transferred absent registration under the Securities Act (including pursuant to the Shelf Registration Statement) or an exemption therefrom. To ensure compliance with applicable securities laws, Buyer may issue appropriate “stop-transfer” instructions to its transfer agent and may include customary restricted securities legends on any book-entry security entitlement for the Registrable Securities.

(c)             In connection with any sale or disposition of the Registrable Securities by Seller pursuant to Rule 144 under the Securities Act or pursuant to any other exemption under the Securities Act such that the subsequent purchaser acquires freely tradable shares, upon compliance by Seller with the reasonable requirements of the transfer agent for the Registrable Securities (the “Transfer Agent”), if requested in writing by Seller, Buyer shall cause the Transfer Agent to timely remove any restrictive legends related to the book entry account holding such transferred Registrable Securities and make a new, unlegended entry for such book entry Registrable Securities in the name of the transferee without restrictive legends, provided that Buyer has received customary representations and other documentation reasonably acceptable to Buyer in connection therewith. Subject to receipt by Buyer of customary representations and other documentation reasonably acceptable to Buyer in connection therewith, upon the earlier of such time as the Registrable Securities (i) are eligible for resale pursuant to an effective registration statement or (ii) have been sold pursuant to Rule 144 (each, a “Legend Removal Event”), Buyer shall (a) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Registrable Securities, and (b) use reasonable best efforts to cause its counsel to deliver to the Transfer Agent one or more opinion letters to the effect that the removal of such legends in such circumstances as may be effected under the Securities Act. From and after the earliest Legend Removal Event, upon any written request by Seller, Buyer shall promptly cause book entries evidencing the Registrable Securities to be replaced with book entries, as the case may be, which do not bear such restrictive legends, provided the provisions of either clauses (i) or (ii) above, as applicable, are satisfied with respect to such Registrable Securities. Buyer shall be responsible for all fees of its Transfer Agent, its outside counsel and any other of its expenses associated with the legend removal process described herein.

ARTICLE VIII

Miscellaneous

Section 8.01           Publicity. From and after the date of this Agreement, except to the extent required by applicable Law, the Parties shall not, directly or indirectly, issue any press release or public announcement of any kind concerning the Contemplated Transactions that is not a joint press release or public announcement of both Buyer and Seller, without the prior written consent of Buyer and Seller in each instance, and, in the event any such public announcement, press release or disclosure is required by applicable Law, the Parties shall consult prior to the making thereof to the extent reasonably practicable. The Parties shall consult with each other concerning the means by which any employee, customer or supplier of any Party (including any of their respective Subsidiaries) or any other Person having any business relationship with any Party (or any of their respective Subsidiaries) will be informed of the Contemplated Transactions, as well as the content of any such communication. The Parties agree to keep the terms of this Agreement confidential except to the extent disclosure is required by applicable Law.

Section 8.02           Entire Agreement. This Agreement (including the Exhibits and Disclosure Schedule hereto), the Related Agreements and the Confidentiality Agreement supersede all prior agreements and constitutes (together with the other documents and instruments being executed and delivered pursuant hereto) a complete and exclusive statement of the terms of the agreement, between the Parties with respect to its subject matter. There have been and are no representations, warranties or covenants relating to the subject matter of this Agreement between the Parties other than those set forth in this Agreement, the Related Agreements or the Confidentiality Agreement. Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the Contemplated Transactions unless and until this Agreement shall have been executed and delivered by each of the Parties.

Section 8.03           Assignment; Beneficiaries; Enforcement.

(a)             No Party shall assign, transfer or encumber this Agreement or its rights or obligations hereunder, whether in whole or in part, without the prior written consent of Buyer and Seller, and any attempted assignment, transfer or encumbrance without such consent shall be void and without effect; provided that Buyer shall have the right to assign its right to receive the Shares to a wholly-owned Subsidiary, provided further that such assignment shall not relieve Buyer of its obligations hereunder. This Agreement and the rights and obligations hereunder shall be binding upon and inure solely to the benefit of the Parties, their respective successors and permitted assigns.

(b)             Except as provided in Section 4.04 and Section 8.12, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

Section 8.04           Governing Law; Consent to Jurisdiction. This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution, performance, non-performance, interpretation, termination or construction hereof, shall be construed under, governed by, and enforced in accordance with the laws of the State of Delaware (without regard to the conflicts of law provisions thereof that would require the application of the Law of another jurisdiction, including Delaware laws relating to applicable statutes of limitations and burdens of proof). Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware or, where such court does not have jurisdiction, any state or federal court within the State of Delaware (the “Delaware Courts”) (and of the appropriate appellate courts thereto), in any Action arising out of or relating to this Agreement or the Contemplated Transactions or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally waives any objection to venue laid therein, any objection on the grounds of forum non conveniens, or any objection based on or on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such Action in any Delaware Court (and of the appropriate appellate courts thereto). Each Party hereby irrevocably and unconditionally consents and agrees that service or process in any such Action may be served on any party anywhere in the world, whether within or without the State of Delaware, in any manner permitted by Law or, without limiting the foregoing, in the manner provided for notices in Section 8.09.

Section 8.05           Waiver of Trial by Jury. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY DISPUTE (INCLUDING ANY DISPUTE INVOLVING ANY OF THE FINANCING SOURCE PARTIES) ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE RELATED AGREEMENTS, OR THE CONTEMPLATED TRANSACTIONS.

Section 8.06           Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required under this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Contemplated Transactions and without that right, no Party would have entered into this Agreement. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.06 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.07           Amendment. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by Buyer and Seller.

Section 8.08           Waiver. No waiver by a Party of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed and delivered by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties or covenants set forth in this Agreement and in any documents delivered or to be delivered pursuant hereto. The waiver by a Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Section 8.09           Notice. All notices, requests, demands and other communications under this Agreement shall be given in writing and shall be personally delivered, sent by electronic transmission (with confirmation of receipt, email being sufficient) or sent by a nationally recognized private overnight courier service as follows:

(a)             If to Buyer, to:

TechPrecision Corporation

1 Bella Drive

Westminster, MA 01473

Attention: Attn: Alexander Shen and Bobbie Lilley

Email: Shena@ranor.com; lilleyb@ranor.com

(with a copy to)

McGuireWoods LLP

500 East Pratt Street, Suite 1000

Baltimore, Maryland 21202

Attention: Cecil E. Martin, III, Esq.

Email: cmartin@mcguirewoods.com

(b)             If to Seller, to:

Doerfer Corporation

1801 East Bremer Avenue

Waverly, Iowa 50677

Attention: David L. Takes

Email: David.Takes@Doerfer.com

(with a copy to)

Cozen O’Connor

33 South 6th Street, Suite 3800

Minneapolis, Minnesota 55402

Attention: Steven J. Dickinson

Email: sdickinson@cozen.com

or to such other Person or address as a Party shall have specified by notice in writing to the other Party. If personally delivered or sent by overnight courier, then such communication shall be deemed delivered on the date of actual receipt. If sent by electronic transmission, then such communication shall be deemed delivered the date of the transmission or, if the transmission is not made before 9:00 p.m. Central Time at the place of receipt on a Business Day, the first Business Day after transmission.

Section 8.10           Expenses. Except to the extent otherwise set forth in this Agreement, each Party shall bear its own expenses and the expenses of its counsel and other agents and Representatives in connection with the Contemplated Transactions.

Section 8.11           Disclosure Schedule. Any fact or item disclosed in any Section of the Disclosure Schedule shall be deemed disclosed in each other Section of the Disclosure Schedule to which such fact or item may apply only so long as (a) such other Section is referenced by applicable cross-reference; or (b) it is reasonably apparent on its face that such disclosure is applicable to such other Section. The Disclosure Schedule and Exhibits to this Agreement are qualified in their entirety by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as, a representation or warranty or covenant of Seller. The specification of any dollar amounts or the inclusion of any facts or items in the Disclosure Schedule shall not be deemed to be an acknowledgement, representation or warranty that such dollar amounts, facts or items are material, to establish any standard of materiality or to establish matters that are within or outside of the Ordinary Course of Business. At its option, Seller may include in the Disclosure Schedule facts or items that are not required to be set forth therein for informational purposes or to avoid any misunderstanding, and Buyer acknowledges that such additional facts or items may not include other matters of a similar nature or impose any requirement to disclose any information beyond what is specifically required by this Agreement. The information contained in the Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained in the Disclosure Schedule will be deemed to be an admission by any party of any matter whatsoever (including any violation of any Law or breach of Contract).

Section 8.12           Privilege. Recognizing that Cozen O’Connor (“Legal Counsel”) has acted as legal counsel to Company and Seller, and that Legal Counsel intends to act as legal counsel to Seller (in such capacity or in any other capacity) and their Affiliates after the Closing, (a) Buyer hereby waives, on its own behalf and agrees to cause its Affiliates, including, after the Closing, Company, to waive, any conflicts that may arise in connection with Legal Counsel representing Seller and its Affiliates after the Closing and (b) Buyer hereby agrees that, in the event that a dispute arises between or among Buyer or any of its Affiliates (including, after the Closing, Company) and Seller or any of its Affiliates (including, prior to the Closing, Company), each of the Parties agrees that Legal Counsel may represent Seller and any of its Affiliates in such dispute even though the interests of Seller or any of their respective Affiliates may be directly adverse to Buyer or any of its Affiliates (including, after the Closing, Company), and even though Legal Counsel may have represented Seller or any of its Affiliates in a matter substantially related to such dispute, or may be handling ongoing matters for Seller or any of its Affiliates. Buyer and Company hereby waive, on behalf of themselves and each of their respective Affiliates, any conflict of interest in connection with such representation by Legal Counsel. Buyer further agrees that, as to all communications between Legal Counsel and Company to the extent related to the Contemplated Transactions, and all attorney work product to the extent related to the Contemplated Transactions, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege with respect thereto, belong to Company or Seller and may be controlled by Seller and shall not pass to or be claimed by Buyer or Company. The Parties agree to take, and to cause their respective Affiliates to take, all reasonable steps necessary to implement the intent of this Section 8.12. Buyer acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement. This Section 8.12 is for the benefit of Seller and their respective Affiliates and Legal Counsel (including its shareholders, members and employees), which are the intended third-party beneficiaries of this Section 8.12.

Section 8.13           Non-Recourse; Release. Notwithstanding anything in the Related Agreements to the contrary, except as set forth in the Confidentiality Agreement, all liabilities and obligations arising out of the Related Agreements and the Contemplated Transactions will be limited to the Parties, and a Person that is not a party to this Agreement will not have liability or obligation hereunder or with respect to the Contemplated Transactions. In furtherance and not in limitation of the foregoing, Buyer agrees (and, from and after the Closing, shall cause Company to agree) that the Affiliates and Representatives of Seller (but not Seller itself), including current or former officers and directors of Company and Seller and the shareholders of Seller as of or prior to the Closing Date, shall not have any liability or responsibility to Buyer or Company for (and Buyer hereby unconditionally releases (and from and after the Closing shall cause Company to unconditionally release) such Persons (but for the avoidance of doubt, not Seller) from) any obligations or liability: (a) arising out of, or relating to, the organization, management or operation of the Business or Company relating to any matter, occurrence, action or activity on or prior to the Closing Date; (b) relating to the Related Agreements or the Contemplated Transactions; (c) arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Disclosure Schedule, the Exhibits or in any certificate contemplated hereby and delivered in connection herewith; or (d) relating to any information (whether written or oral), documents or materials furnished by or on behalf of Seller or Company on or prior to the Closing Date.

Section 8.14           Interpretive Provisions. For purposes of this Agreement, (a) the terms “including” and “include” shall be deemed to be followed by the terms “without limitation;” (b) the word “or” is not exclusive; (c) the terms “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole; and (d) references to “$” refer to United States Dollars. Except as otherwise expressly set forth in this Agreement, all references in Article III to any Law (including any Environmental Law or the Code) shall be deemed to refer to such Law as such Law may be amended, supplemented or otherwise modified from time to time on or prior to the Closing. When calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The phrase “made available” or similar phrases as used in this Agreement means that the subject documents were either posted to the Virtual Data Room and rendered visible and reviewable to Buyer or its Representatives, or otherwise delivered to Buyer or its Representatives, in each case prior to the date that is one Business Day prior to the date hereof. Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa. Unless the context otherwise requires, references in this Agreement (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to or accompanying, this Agreement; and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. The Schedules and Exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement. Capitalized terms used but not otherwise defined in the Schedules and Exhibits referred to in this Agreement shall have the meanings set forth in this Agreement. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party. This Agreement may be executed by signatures exchanged via facsimile or other electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 8.15           Definitions. For purposes of this Agreement, the term:

(a)             “Accrued Taxes” means any Taxes (other than Income Taxes) accrued according to GAAP with respect to any Tax Returns of Company for a Pre-Closing Tax Period that have not been paid as of the Closing Date (such as by the payment of estimated Taxes or otherwise).

(b)             “Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

(c)             “Adjusted Net Working Capital” shall mean an amount equal to the difference of Current Assets minus Current Liabilities; provided, however, for the avoidance of doubt, Adjusted Net Working Capital shall exclude any amounts relating to or included in Cash, Indebtedness, or Company Transaction Expenses to the extent such amounts are taken into account in the calculation of the Purchase Price (to avoid any double-counting with any other adjustments).

(d)             “Adjusted Net Working Capital Target” shall mean an amount equal to the three-month average of Adjusted Net Working Capital as of the last Business Day of July, August and September of 2023.

(e)             “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control,” when used with respect to any Person, means the possession of the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar governing body governing the affairs of such Person, and the terms “controlling” and “controlled” have correlative meanings.

(f)              “Anti-Corruption Laws” means all applicable Laws of any jurisdiction relating to the prevention of corruption and bribery, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977.

(f)              “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the State of Iowa or New York are authorized or required by Law to be closed.

(g)             “Buyer Common Stock” means the common stock of Buyer publicly traded on the NASDAQ under the ticker symbol TPCS.

(h)             “CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and includes any Treasury regulations or other official guidance promulgated thereunder.

(i)              “Cash” shall mean the aggregate cash balance of Company, including all cash, commercial paper, certificates of deposit, treasury bills, and third-party checks deposited or held in its accounts that have not yet cleared, less (i) any outstanding checks on draft of Company that are issued or outstanding, and (ii) the amount of all Restricted Cash.

(j)              “Change of Control Transaction” (i) of the Company means  (1) the direct or indirect sale or exchange in a single or series of related transactions by the Buyer of more than fifty percent (50%) of the voting stock of the Company; (2) a merger or consolidation in which the Company is a party and is not the surviving Person; (3) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (4) a liquidation or dissolution of the Company, and (ii) of Buyer means any of the foregoing clauses (i), (ii), (iii) or (iv) with respect to Buyer that is approved by the stockholders of Buyer.

(k)             “Class Action Lawsuit” means Esteban Guardado v. Votaw Precision Technologies, Inc., Doerfer Corporation, et al., Los Angeles County Superior Court Case No. 20STCV11958 and all successor Actions, whether or not certified, approved or settled.

(l)              “Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

(m)            “Company Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other bonus, equity or equity-based, incentive, deferred compensation, health or medical benefit, supplemental retirement, disability or sick leave benefit, workers’ compensation, supplemental unemployment benefit, severance benefit, post-employment or retirement benefit (including pension, health, medical, accident or life insurance benefit), employment, termination, salary continuation, retention, change in control benefit or compensation plan, contract, policy, agreement, arrangement or program, to which Company is a party, with respect to which Company has or could have any liability or obligation, contingent or otherwise, or that is sponsored, administered, contributed to, required to be contributed to or maintained by Company or any ERISA Affiliate (as defined in Section 3.01(n)(iii)) for the benefit of any current or former employee, consultant or director of Company; provided, however, that Company Benefit Plans do not include any benefit plan or program that is required to be maintained pursuant to applicable Law.

(n)             “Company Data” means, individually or collectively, (i) any confidential, proprietary or otherwise sensitive information relating to Company, including relating to the customers, vendors, partners, employees or owners of Company (whether or not labeled or otherwise identified as confidential, proprietary or sensitive), (ii) Personally Identifiable Information, and (iii) User Data.

(o)             “Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Company.

(p)             “Company Privacy Policy” means each external or internal, past or present privacy policy of Company, including any policy relating to: (i) the privacy of users of any Company Website; (ii) the collection, storage, disclosure or transfer of any User Data or Personally Identifiable Information; or (iii) the treatment of any employee information.

(q)             “Company Transaction Expenses” means (i) all transaction bonuses payable by Company (including, for the avoidance of doubt, any amounts in respect of retention bonuses, “stay around” bonuses, change of control or success bonuses, and severance payments) arising as a result of the consummation of the Contemplated Transactions and any employment payroll or similar Taxes associated therewith; and (ii) all broker, legal, financial, advisory, investment banking, accounting or other professional advisory fees and expenses, and all other costs, fees and expenses, payable or incurred by Company, on its own behalf or on behalf of Seller, in connection with the negotiation, preparation and execution of this Agreement and the other documents to be delivered hereunder and the consummation of the Contemplated Transactions.

(r)              “Company Website” means any public or private website owned, maintained or operated at any time by or on behalf of Company.

(s)             “Confidentiality Agreement” means that certain Confidentiality Agreement by Buyer dated as of April 5, 2023.

(t)             “Contemplated Transactions” means the consummation of the transactions contemplated by this Agreement and the Related Agreements.

(u)             “Contingent Company Equity” shall mean any preemptive or other outstanding rights, options, warrants, convertible, exchangeable or exercisable securities, conversion, exchange or exercise rights, stock or equity appreciation rights, phantom stock, restricted or performance stock units, redemption rights, repurchase rights, subscriptions or other agreements, arrangements, calls or commitments of any kind that obligate Company to issue, transfer, deliver, purchase, dispose of, redeem, repurchase, acquire or sell, or cause to be issued, transferred, delivered, purchased, disposed of, redeemed, repurchased, acquired or sold, or make payments based on the value of, any shares of Company capital stock or other equity or voting securities or equity or voting interests of Company or any securities or obligations convertible or exchangeable into or exercisable for, or obligating Company or giving any Person a right to subscribe for or acquire any of the foregoing, including any shares of Company capital stock or other equity or voting securities or equity or voting interests of Company.

(v)             “Contingent Liability” means, with respect to Company, (i) each obligation and liability of Company and all such obligations and liabilities of Company incurred pursuant to any agreement, undertaking or arrangement by which Company: (a) guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, dividend, obligation or other liability of any other Person in any manner (other than by endorsement of instruments in the course of collection), including any indebtedness, dividend or other obligation which may be issued or incurred at some future time; (b) guarantees the payment of dividends or other distributions upon the capital securities of any other Person; (c) undertakes or agrees (whether contingently or otherwise): (I) to purchase, repurchase, or otherwise acquire any indebtedness, obligation or liability of any other Person or any property or assets constituting security therefor, (II) to advance or provide funds for the payment or discharge of any indebtedness, obligation or liability of any other Person (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain solvency, assets, level of income, working capital or other financial condition of any other Person, or (III) to make payment to any other Person other than for value received; (d) agrees to lease property or to purchase securities, property or services from such other Person with the purpose or intent of assuring the owner of such indebtedness or obligation of the ability of such other Person to make payment of the indebtedness or obligation; (e) agrees to induce the issuance of, or in connection with the issuance of, any letter of credit for the benefit of such other Person; or (f) undertakes or agrees otherwise to assure a creditor against loss, or (ii) any obligations, liabilities, set-offs or deductions for defects or non-conformities in goods or services produced by the Company that have not been satisfied or accounted for and recorded in the books and records of the Company in the Ordinary Course of Business in accordance with GAAP. The amount of any Contingent Liability shall, with respect to clause (i) of this definition, be deemed to be the outstanding principal amount (or maximum permitted principal amount, if larger) of the indebtedness, obligation or other liability guaranteed or supported thereby.

(w)            “Contract” means any indenture, mortgage, deed of trust, lease or contract, whether written or oral and whether express or implied.

(x)             “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

(y)             “Current Assets” means the current assets of Company included in the asset categories set forth on Exhibit 2.02(d), in each case, calculated in a manner consistent with the Accounting Principles; provided, however, that Current Assets shall exclude (i) any Income Tax assets and any deferred Tax assets, and (ii) any obsolete raw materials or inventory.

(z)             “Current Liabilities” means, without duplication, (i) the current liabilities of Company included in the liability categories set forth on Exhibit 2.02(d), in each case, calculated in a manner consistent with the Accounting Principles, and (ii) Accrued Taxes, provided, however, that Current Liabilities shall (i) exclude all Taxes other than Accrued Taxes, (ii) include all earned employee bonuses (whether or not accrued), including for fiscal year 2023, and (iii) include all billings in excess of costs under the percentage of completion accounting methodology under GAAP.

(aa)           “Environmental Law” means any Law regarding protection or preservation of the environment and human exposure to Hazardous Substances, including but not limited to those protecting the quality of the ambient air, indoor air, soil, surface water or groundwater.

(bb)           “Fraud” means actual and intentional common law fraud by a Party with respect to the making of a representation or warranty by such Party set forth in this Agreement.

(cc)           “GAAP” means generally accepted accounting principles in the United States in effect at the time in question consistently applied.

(dd)           “Governmental Entity” means any government, court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body (including any grand jury) exercising judicial, quasi-judicial, legislative, executive or other government powers, whether federal, national, state, provincial, local, foreign or otherwise (including national antitrust authorities that have jurisdiction to review the transactions contemplated by this Agreement).

(ee)           “Hazardous Substance” means all substances, materials, and wastes (i) defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or (ii) regulated or limited under any Environmental Law.

(ff)             “Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage.

(gg)           “Income Tax Return” means a Tax Return of Company that reflects items that flow through to, or are otherwise reportable as income or loss by, direct or indirect beneficial owner(s) of Company for any applicable Tax period (or portion thereof) ending on or prior to, the Closing Date, including IRS Form 1120-S (U.S. Income Return for a S corporation).

(hh)           “Income Taxes” means any Taxes imposed on or measured by reference (in whole or in part) to, overall, gross or net income, profits, and any franchise Tax imposed on similar measures, capital gains and similar Taxes, and any related penalties, interest and additions thereto; provided, however, the term “Income Taxes” shall not include sales or use Taxes.

(ii)             “Indebtedness” means, without duplication and with respect to Company, to the extent not reflected as a Current Liability in the calculation of Adjusted Net Working Capital and excluding any Company Transaction Expenses, all (i) indebtedness for borrowed money, (ii) any unpaid Income Taxes of Company for any Pre-Closing Tax Period (iii) all unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the payment or prepayment of any of the obligations referred to in the foregoing clause (i), (iv) all indebtedness evidenced by bonds, debentures, notes or similar instruments, (v) all obligations of Company as lessee under capital leases which have been or should be recorded as liabilities on a balance sheet of such Person in accordance with GAAP, (vi) all obligations of Company to pay the deferred purchase price of machinery, property or services, to the extent not contingent, (vii) trade accounts payable that are over 60 days delinquent, (viii) all indebtedness secured by a Lien on the property of Company, whether or not such indebtedness shall have been assumed by Company; provided that if Company has not assumed or otherwise become liable for such indebtedness, such indebtedness shall be measured at the fair market value of such property securing such indebtedness at the time of determination, (ix) all obligations, contingent or otherwise, with respect to the face amount of all letters of credit (whether or not drawn), bankers’ acceptances and similar obligations issued for the account of Company, (x) all hedging obligations of Company, (xi) all Contingent Liabilities of Company, (xii) all non-compete payment obligations, earn outs and similar obligations, (xiii) any capital securities or other equity instrument whether or not mandatorily redeemable that under GAAP is characterized as debt, whether pursuant to financial accounting standards board issuance No. 150 or otherwise, (xiv) in connection with the Class Action Lawsuit, the proposed class settlement amount, the final class settlement amount, and any other amounts approved by the court in connection with the final class settlement (including, as so approved, legal fees of the Company and any third parties), and any amounts awarded, in each case for which the Company is or may become liable or be required to pay in connection therewith, and any liabilities of or payments made by the Company relating to, arising out of or in connection with final approval of the class settlement (including without limitation any hearings in connection therewith) or otherwise related to the Class Action Lawsuit, and (xv) customer overpayments included as contra accounts receivables or accounts payable.

(jj)             “Information Security Incident” means (i) any loss of, damage to, or unauthorized access to, acquisition of, use of or disclosure of, any Company Data, (ii) any damage to, or unauthorized access to or use of, any IT Systems, (iii) any other security incident involving Company Data or IT Systems, or (iv) a business email compromise incident or similar incident involving a transfer of funds to an unauthorized party.

(kk)           “Intellectual Property” means all copyrights, patents, trademarks, trade names, trade styles, logos, product designations and service marks and all applications (pending or in process) and registrations of any of the foregoing, domain names, know-how, trade secrets, publicity rights and any other intellectual property rights of any kind or nature.

(ll)             “Inventory” means the inventories of raw materials, work in process and finished goods of Company.

(mm)         “IRS” means the United States Internal Revenue Service.

(nn)           “IT System” means any information technology or computer system or network (including software, hardware, websites, servers, interfaces, platforms, peripherals, devices, other equipment, databases, telecommunications infrastructure and other information technology infrastructure) that relates to the transmission, storage, maintenance, organization, presentation, protection, generation, processing or analysis of data and information, including Company Data (whether or not in electronic format), and that is owned, leased or otherwise used by or for the benefit of Company.

(oo)           “Knowledge of Seller” means the actual knowledge of David Takes, Sunder Subbaroyan, Kyle Henderson, Steve Lamb or Kevin Schrage.

(pp)           “Law” means any federal, state, local, foreign or other statute, ordinance, rule (including rule of common law) or regulation.

(qq)           “Lien” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, right of first offer or first negotiation, community property interest or similar right, adverse claim, encumbrance or restriction of any kind, including any restriction on transfer or other assignment, as security or otherwise, or restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

(rr)             “Material Adverse Effect” means any effect, fact, event, circumstance, condition, or change that is materially adverse to (i) the business, results of operations, condition (financial or otherwise) or the assets or properties of Company, taken as a whole, or (ii) that would create a prohibition, material limitation or impediment or material delay to the Contemplated Transactions or the ability of Seller to consummate the Contemplated Transactions; provided, however, that “Material Adverse Effect” shall not include any fact, event, condition or change, directly or indirectly, arising out of or attributable to (A) failure of Company (in and of itself, but not the underlying reason for such failure) to meet projections, forecasts, estimates, milestones or budgets, (B) conditions generally affecting the economy or credit, securities, currency, financial, banking or capital markets (including any disruption thereof and any decline in the price or value of any security, currency or any market index), (C) any national or international political or social events or conditions, including the commencement, engagement, continuation or intensification by any nation or political, religious or ideological group in hostilities, whether or not pursuant to the declaration of a national emergency or war, the occurrence of any military or terrorist attack upon any nation or any territories, possessions, or diplomatic or consular offices thereof or upon any military installation, equipment or personnel of any nation, or any epidemic, pandemic or other similar disease outbreak (including COVID-19), (D) changes or prospective changes in GAAP or other applicable financial or accounting rules, guidance or standards, (E) changes or prospective changes in any statutes, Laws, treaties, rules, regulations, Orders or other binding directives enacted or issued by any Governmental Entity, (F) conditions generally affecting the industries or markets in which Company or its competitors, customers or suppliers operate, or (G) announcement, pendency or consummation of the Contemplated Transactions, including, without limitation, losses or threatened losses of employees, customers, suppliers or similar relationships; except in the case of clauses (B), (C), (E) and (F) to the extent that Company is disproportionately affected thereby as compared with the other participants in the industries in which Company operates (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect).

(ss)           “Order” means any order, writ, injunction, judgment, plan, decree, determination or award of or by any Governmental Entity.

(tt)             “Ordinary Course of Business” means, in respect of any Person, the usual and ordinary course of normal day-to-day operations of the business, consistent (in scope, manner, amount and otherwise) with such Person’s past practices through the date of this Agreement.

(uu)           “Paid-Off Indebtedness” means each item of Indebtedness (or portion thereof) outstanding as of immediately prior to the Closing that is to be fully paid, satisfied and retired at the Closing pursuant to Section 2.03(a).

(vv)           “Party” or “Parties” means any one or more of Buyer or Seller, as the case may be.

(ww)         “Permitted Liens” means (a) such Liens as are set forth in Section 3.01(l) of the Disclosure Schedule, (b) Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings with appropriate amounts reserved therefor on the balance sheet of the affected Person in accordance with GAAP, (c) mechanics’, carriers’, worker’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations or financial condition of Company and that are not resulting from a breach, default or violation by Company of any Contract or Law, (d) easements, rights of way, zoning ordinances and other similar encumbrances of real property that do not adversely impact the conduct of the business of Company, (e) restrictions under leases, subleases, licenses or occupancy agreements that constitute assets of Company that do not adversely impact such assets or the conduct of the business of Company, (f) other imperfections of title or Liens, if any, that are not material, and (g) Liens securing Paid-Off Indebtedness that will be terminated as of Closing or will be terminated promptly after the Closing pursuant to a Payoff Letter and such Paid-Off Indebtedness is included as Indebtedness in the Purchase Price adjustment under Article II hereof.

(xx)            “Person” means an individual and a corporation, partnership, limited liability company, association, trust and other entity or organization, including a Governmental Entity, and including any successor, by merger or otherwise, of any of the foregoing.

(yy)           “Personally Identifiable Information” means (i) “personally identifiable information,” “personal information” or “protected health information,” as such terms, or similar terms in purpose or effect, may be defined under any Laws relating to data use, transfer, privacy or security, or (ii) any other information that (A) either individually or when combined with any other information, relates to or could be used to identify, contact or locate a specific individual, or any computer or other device used by such individual, and (B) is covered by any Laws relating to data use, transfer, privacy or security.

(zz)            “Pre-Closing Tax Period” means, without duplication, (i) any Tax period ending on or before the Closing Date; and (ii) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on the Closing Date (which Tax period may include, for this purpose only, the Closing Date).

(aaa)          “Privacy and Data Security Requirements” means (i) all applicable Privacy Laws, (ii) any contractual requirements to which Company is a party or otherwise bound that relate to the use, transfer, privacy or security of Company Data, IT Systems or financial transactions, (iii) all applicable industry security standards (including, to the extent applicable, the Payment Card Industry Data Security Standard, as amended from time to time) relating to the security or integrity of Company Data, IT Systems or financial transactions, and (iv) all policies and procedures regarding data security, privacy, data transfer and the use of Company Data, including all Company Privacy Policies.

(bbb)         “Privacy Laws” means all applicable Laws governing the collection, use, storage, disclosure, transmission, transfer, maintenance, protection, retention, access to or privacy or security of Personally Identifiable Information, including but not limited to (i) the Federal Trade Commission Act and the rules and regulations promulgated thereunder, and similar Laws, rules and regulations of any states, and (ii) all Laws relating to data or systems breach notification.

(ccc)          “Public Health Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, sequester or other Law, order, or directive, by any Governmental Entity in connection with or in response to any epidemic, pandemic or other similar disease outbreak (including COVID-19), as well as any shut down, closure, workforce reduction, layoff or furlough instituted in connection with or in response thereto.

(ddd)         “Registrable Securities” means (i) the shares included in the Stock Termination Fee and (ii) all capital stock of the Company or any successor entity issued with respect to any share described in item (i) hereof, whether by stock dividend, stock distribution, stock split or otherwise. As to any particular Registrable Shares, such securities shall only cease to be Registrable Shares when (a) a registration statement with respect to the sale of such securities has been declared effective by the Commission and such particular Registrable Shares have been disposed of under such registration statement, (b) such securities are sold or otherwise transferred by Seller; (c) such securities become eligible for sale pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1), or (d) such Registrable Shares have ceased to be outstanding.

(eee)          “Related Party,” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, officer, general partner or managing member of such Affiliate; (ii) any Person who serves as a director, officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than 5% of the outstanding voting equity or ownership interests of such specified Person.

(fff)            “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, presence, leaching, migration, releasing, escaping, dumping or disposing into or upon the environment.

(ggg)         “Representatives” means, with respect to any Person, such Person’s Affiliates, and such Person’s and their Affiliates’ respective officers, directors, managers, principals, employees, agents, auditors, advisors, bankers, attorneys, accountants, lenders and other sources of debt financing, consultants, and other representatives of such Person.

(hhh)         “Restricted Cash” means any Cash that is not freely useable and available because it is subject to a Lien, restrictions, limitations or Taxes on use, transfer or distribution either by contract or for regulatory or legal purposes, or is subject to any reserve or constitutes a deposit made by another Person or is subject to the proprietary interest of any other Person.

(iii)             “Retained Indebtedness” means each item of Indebtedness (or portion thereof) outstanding as of immediately prior to the Closing that will remain outstanding immediately after and notwithstanding the Closing.

(jjj)             “R&W Insurance Policy” means, if obtained by Buyer, a Buyer-side representation and warranty insurance policy issued by the R&W Insurer to Buyer in connection with the Contemplated Transactions.

(kkk)          “R&W Insurer” means the insurer or other insurance provider that issues the R&W Insurance Policy, if any.

(lll)             “Sanctioned Person” means, at any time, (i) any Person listed in any sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the United States Department of the Treasury or the United States Department of State, or by the United Nations Security Council, the European Union or any EU member state, or any similar Governmental Entity, (ii) any Person operating, organized or resident in a country or territory subject to comprehensive sanction Laws or (iii) any Person controlled by any Person described in clauses (i) or (ii) of this definition.

(mmm)      “Schedule Supplement” has the meaning set forth in Section 4.12(a).

(nnn)         “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ooo)         “Stephens” means Stephens Inc., an Arkansas corporation.

(ppp)         “Straddle Period” means any Tax period that begins before and ends after the Closing Date.

(qqq)         “Subsidiary” means, with respect to any Person, any entity in which such Person (or one or more of such Person’s Subsidiaries) owns or controls, directly or indirectly, a sufficient amount of the outstanding voting securities to elect at least a majority of such entity’s board of directors or other governing body (or, if there are no such voting securities, more than 50% of the equity securities of such entity).

(rrr)            “Tax” or “Taxes” means (i) all federal, state, local, foreign or other taxes of any kind (whether imposed directly or through withholding and whether or not disputed), including any amounts resulting from the failure to file any Tax Return (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto or attributable to the nonpayment thereof), including taxes, duties, customs or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, business, license, escheat, unclaimed property, replacement, severance, stamp, occupation, premium, social security, workers’ compensation, unemployment compensation or net worth, excise, withholding, ad valorem or value added, or other fees and charges in the nature of a tax, and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to an agreement or contract or otherwise through operation of Law.

(sss)          “Tax Law” means any Law relating to Taxes.

(ttt)            “Tax Return” means any return, declaration, report, estimate, claim for refund, election, or information return or statement relating to, or filed or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment.

(uuu)         “User Data” means any data or information collected by or on behalf of Company from users of any Company Website.

(vvv)         “Virtual Data Room” means the electronic documentation site established by Intralinks and maintained by Stephens for the purposes of Buyer’s due diligence in connection with the Contemplated Transactions.

Accounting Principles	Section 2.06
Additional Stock Termination Fee	Section 7.02(a)
Adjusted NWC Deficiency	Section 2.05(b)
Agreed Allocation	Section 4.06(k)(ii)
Agreement	Preamble
Allocation Methodology	Section 4.06(k)(i)
Allocation Review Period	Section 4.06(k)(i)
Allocation Schedule	Section 4.06(k)(i)
Base Purchase Price	Section 2.01
Buyer	Preamble
Buyer Controlled Tax Contest	Section 4.06(i)
Buyer Parties	Section 4.06(h)
Buyer Prepared Return	Section 4.06(a)
Closing	Section 6.01
Closing Date	Section 6.01
Company	Recitals
Company Assets	Section 4.06(k)(i)
Company Insurance Policies	Section 3.01(m)
Company Registered Intellectual Property	Section 3.01(q)(i)
CPA Firm	Section 2.04(c)(ii)
Customary Agreement	Section 2.04(c)(iii)
D&O Tail Policy	Section 4.04(b)
Disclosure Schedule	Section 3.01
Earnout Installment Payments	Section 2.08(d)
Engagement Letter	Section 2.04(c)(ii)
ERISA	Section 3.01(p)(iii)
ERISA Affiliate	Section 3.01(p)(iii)
Estimated Adjusted Net Working Capital Amount	Section 2.02(d)
Estimated Cash Amount	Section 2.02(a)
Estimated Closing Balance Sheet	Section 2.02(a)
Estimated Closing Statement	Section 2.02(a)
Estimated Indebtedness Amount	Section 2.02(a)
Estimated NWC Statement	Section 2.02(d)
Estimated Paid-Off Indebtedness Amount	Section 2.02(a)
Estimated Retained Indebtedness Amount	Section 2.02(a)
Estimated Seller Proceeds	Section 2.02(a)
Estimated Company Transaction Expense Amount	Section 2.02(a)
Expense Invoices	Section 2.02(b)(ii)
Final Adjusted Net Working Capital Amount	Section 2.04(d)
Final Cash Amount	Section 2.04(d)
Final Closing Statement	Section 2.04(d)
Final Indebtedness Amount	Section 2.04(d)
Final Seller Proceeds	Section 2.04(d)(v)
Final Company Transaction Expense Amount	Section 2.04(d)
Financial Statements	Section 3.01(d)
Forward-Looking Statements	Section 3.02(i)

Funds Flow Memorandum	Section 2.02(c)
Illustrative NWC Calculation	Section 2.02(d)
Indemnified Person	Section 4.04(a)
Intended Tax Treatment	Section 4.06(i)
IT Systems	Section 3.01(q)(v)
Legal Counsel	Section 8.12
Material Contract	Section 3.01(n)
Outside Date	Section 7.01(f)
Payoff Letters	Section 2.02(b)(i)
Permits	Section 3.01(j)(iii)
Preliminary Closing Statement	Section 2.04(a)
Pre-Closing Tax Contest	Section 4.06(i)
Purchase Price	Section 2.01
Real Property	Section 3.01(l)(iii)
Real Property Leases	Section 3.01(l)(iii)
Recent Balance Sheet	Section 3.01(d)
Related Agreements	Section 3.01(a)(i)
Response Period	Section 2.04(b)
Sale Company Benefit Plan	Section 3.01(p)(i)
Sample Statement	Section 2.02(a)
Schedule Supplement	Section 4.12(a)
Seller	Preamble
Seller Controlled Tax Contest	Section 4.06(i)(ii)
Seller Prepared Return	Section 4.06(a)
Shares	Recitals
Statement Dispute	Section 2.04(c)(i)
Statement Objection	Section 2.04(b)
Stock Termination Fee	Section 7.02(a)
Straddle Period Tax Contest	Section 4.06(i)
Tax Contest	Section 3.01(g)(ii)
Tax Dispute	Section 4.06(d)
Tax Purchase Price	Section 4.06(k)(i)
Transfer Taxes	Section 4.14

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute and deliver this Stock Purchase Agreement as of the date first written above.

SELLER:

Doerfer Corporation

By:	/s/ David L. Takes
Name:	David L. Takes
Title:	President/CEO

[Signature page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute and deliver this Stock Purchase Agreement as of the date first written above.

BUYER:

TechPrecision Corporation

By:	/s/ Alexander Shen
Name:	Alexander Shen
Title:	Chief Executive Officer

[Signature page to Stock Purchase Agreement]